Filed Pursuant to Rule 424(b)(3)

Registration No. 333-261048

SUPPLEMENT NO. 3

(To Joint Proxy Statement/Prospectus dated January 7, 2022)

This supplement (this “Supplement”) supplements the Joint Proxy Statement/Prospectus dated January 7, 2022 (the “Joint Proxy Statement/Prospectus”), mailed to shareholders of Creative Realities, Inc. (“Creative Realities” or “CRI”) on or about January 11, 2021 in connection with the solicitation of proxies at the special meeting of the shareholders of Creative Realities to be held on January 28, 2022 (as may be adjourned or postponed to a later date, the “Creative Realities Meeting”) and mailed to stockholders of Reflect Systems, Inc. (“Reflect”) on or about January 7, 2022, in connection with the solicitation of proxies at the special meeting of the stockholders of Reflect to be held on January 28, 2022 (as may be adjourned or postponed to a later date, the “Reflect Meeting”). The Creative Realities Meeting and Reflect Meeting are being held to consider and vote upon certain proposals related to the Agreement and Plan of Merger, or the “Merger Agreement,” dated November 12, 2021, among Creative Realities, Reflect and other parties thereto, pursuant to which a direct, wholly owned subsidiary of Creative Realities, CRI Acquisition Corporation, or “Merger Sub,” will merge with and into Reflect, with Reflect surviving as a wholly owned subsidiary of Creative Realities, and the surviving company in the merger (the “Merger”). Capitalized terms used in this Supplement and not otherwise defined herein have the meanings specified in the Joint Proxy Statement/Prospectus.

At the Creative Realities Meeting, Creative Realities will ask its shareholders to vote on the following proposals, as more fully described Joint Proxy Statement/Prospectus: (i) the Share Issuance Proposal, (ii) the Bonus Plan Proposal, (iii) the Advisory Compensation Proposal, and (iv) the Creative Realities Adjournment Proposal, if presented (collectively, the “Creative Realities Proposals”). Creative Realities’ Board of Directors unanimously determined and continues to recommend that Creative Realities’ shareholders vote “FOR” each of the Creative Realities Proposals at the Creative Realities Meeting.

At the Reflect Meeting, Reflect will ask its stockholders to vote on the following proposals, each as more fully described in the accompanying joint proxy statement/prospectus: (i) the Merger Proposal, (ii) each of the Reflect Charter Amendment Proposals and (iii) the Reflect Adjournment Proposal (collectively, the “Reflect Proposals”). Reflect’s Board of Directors unanimously determined that the Reflect Proposals are advisable, fair to and in the best interests of Reflect and its stockholders and unanimously recommends that Reflect’s stockholders vote “FOR” each of the Reflect Proposals.

This Supplement is not complete without the Joint Proxy Statement/Prospectus. This Supplement should be read in conjunction with the Joint Proxy Statement/Prospectus and is qualified by reference thereto, except to the extent that the information in this Supplement updates or supersedes the information contained in the Joint Proxy Statement/Prospectus.

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the transactions described in the Joint Proxy Statement/Prospectus or any of the securities to be issued in the Merger, passed upon the merits or fairness of the Merger or related transactions or passed upon the adequacy or accuracy of the disclosure in the Joint Proxy Statement/Prospectus or this Supplement. Any representation to the contrary constitutes a criminal offense.

SEE “RISK FACTORS” ON PAGE 47 OF THE JOINT PROXY STATEMENT/PROSPECTUS FOR A SUMMARY OF CERTAIN RISKS YOU SHOULD CONSIDER IN CONNECTION WITH THE MERGER.

The date of this Supplement is February 8, 2022.

As previously disclosed in Supplement No. 1 to the Joint Proxy Statement/Prospectus, CRI has been working diligently with its current lender, Slipstream Communications, LLC (the “Senior Lender”), and its financial advisor, A.G.P./Alliance Global Partners, to secure the capital necessary to consummate the Merger and have sufficient working capital for operation of the combined company after the Merger through the consummation of one or more financings (the “Financings”).

To provide the stockholders of Creative Realities and Reflect a reasonable time to review the likely material terms of the Financings in advance of considering the approval of the Creative Realities Proposals and Reflect Proposals at the Creative Realities Meeting and Reflect Meeting, respectively, Creative Realities previously convened and immediately adjourned the Creative Realities Meeting without considering the Creative Realities Proposals on January 28, 2022, to be reconvened at 9 a.m. (Eastern Time) on February 15, 2022, and Reflect previously convened and immediately adjourned the Reflect Meeting without considering the Reflect Proposals on January 28, 2022, to be reconvened at 9 a.m. (Central Time) on February 15, 2022.

This Supplement is being filed to, among other things, provide updated disclosures about the Creative Realities Proposals and Reflect Proposals taking into account the likely material terms of the Financings, including but not limited to updates to the assumptions used about the Financings in the Joint Proxy Statement/Prospectus in connection with pro forma financial information and dilution information presented in the Joint Proxy Statement/Prospectus. Creative Realities recently consummated a private placement equity financing (the “Private Placement”) for gross proceeds of $11.0 million, the terms of which are set forth below. Creative Realities is in the process of negotiating the definitive terms by which the Senior Lender intends to fund a $10.0 secured term loan at the closing of the Merger, as further described below (the “Anticipated Debt Financing”). Creative Realities intends to use the net proceeds from the Private Placement and Anticipated Debt Financing to fund the Cash Consideration payable at the closing of the Merger. In addition, on February 8, 2022, Creative Realities and Reflect executed an amendment to the Merger Agreement (the “Amendment to the Merger Agreement”), pursuant to which, among other things, $2.5 million payable at closing of the Merger into an escrow account to secure the Reflect Stockholders’ indemnification obligations will, as result of the Amendment, be evidenced by a secured promissory note, which will be due and payable on the one-year anniversary of the closing. As a result of the Amendment to the Merger Agreement, Creative Realities believes that the consummation of the Private Placement and Anticipated Debt Financing should provide sufficient capital to fund the entire Cash Consideration payable at the closing of the Merger and the initial cash payable under the Retention Bonus Plan. The material terms of the Financings and the Amendment to the Merger Agreement are more fully described below.

Creative Realities Adjournment

The record date for the Creative Realities Meeting remains December 27, 2021. All votes that have been cast by Creative Realities shareholders with respect to the Creative Realities Proposals will be cast at the Creative Realities Meeting once reconvened on February 15, 2022. Creative Realities shareholders may continue to cast or change their votes on the Creative Realities Proposals until the Creative Realities Meeting is reconvened.

Reflect Meeting Adjournment

The record date for the Reflect Meeting remains January 3, 2022. All votes that have been cast by Reflect stockholders with respect to the Reflect Proposals will be cast at the Reflect Meeting once reconvened on February 15, 2022. At an adjourned Reflect Meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Reflect Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned Reflect Meeting. Reflect stockholders may continue to cast or change their votes on the Reflect Proposals until the Reflect Meeting is reconvened.

Private Placement

On February 3, 2022, Creative Realities entered into and consummated a securities purchase agreement (the “Securities Purchase Agreement”) with a purchaser (the “Purchaser”), pursuant to which Creative Realities agreed to issue and sell to the Purchaser, in a private placement priced at-the-market under Nasdaq rules, (i) 1,315,000 shares (the “Shares”) of Creative Realities’ common stock (the “Common Stock”) and accompanying warrants to purchase an aggregate of 1,315,000 shares of Common Stock, and (ii) pre-funded warrants to purchase up to an aggregate of 5,851,505 shares of Common Stock (the “Pre-Funded Warrants”) and accompanying warrants to purchase an aggregate of 5,851,505 shares of Common Stock. The accompanying warrants to purchase Common Stock are referred to herein collectively as the “Common Stock Warrants.” Under the Securities Purchase Agreement, each Share and accompanying warrants to purchase Common Stock were sold together at a combined price of $1.535, and each Pre-Funded Warrant and accompanying warrants to purchase Common Stock were sold together at a combined price of $1.5349, for gross proceeds of approximately $11.0 million, before deducting placement agent fees and estimated offering expenses payable by Creative Realities.

Each Pre-Funded Warrant has an exercise price of $0.0001 per share, is exercisable immediately and is exercisable until the Pre-Funded Warrant is exercised in full. The Common Stock Warrants expire five years from the date of issuance, have an exercise price of $1.41 per share and are exercisable immediately.

Under the terms of the Pre-Funded Warrants and the Common Stock Warrants, Creative Realities may not effect the exercise of any such warrant, and a holder will not be entitled to exercise any portion of any such warrant, if, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder (together with its affiliates) would exceed 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such warrant, which percentage may be increased or decreased at the holder’s election upon 61 days’ notice to Creative Realities subject to the terms of such warrants, provided that such percentage may in no event exceed 9.99%.

In addition, Creative Realities may not effect the exercise of any such warrant, and a holder will not be entitled to exercise any portion of any such warrant, for a number of warrant shares in excess of that number of warrant shares which, upon giving effect to such exercise, would cause (i) the aggregate number of shares of Common Stock beneficially owned by the holder (together with its affiliates) to exceed 19.99% of the total number of issued and outstanding shares of Common Stock following such exercise, or (ii) the combined voting power of the securities of Creative Realities beneficially owned by the holder (together with its affiliates) to exceed 19.99% of the combined voting power of all of the securities of Creative Realities then outstanding following such exercise, in either case as such percentage ownership is determined in accordance with the terms of such warrant, unless Creative Realities shareholder approval is obtained to exceed more than such 19.99% of the total number of issued and outstanding shares of Common Stock following such exercise in accordance with the rules of The Nasdaq Stock Market.

In certain circumstances, upon a fundamental transaction of Creative Realities, the holders of Common Stock Warrants will have the right to require Creative Realities to repurchase such warrants at their fair value using a Black Scholes option pricing formula; provided that such holder may not require Creative Realities or its successor entity to repurchase such warrants for the Black Scholes value in connection with a fundamental transaction that is not approved by the Board of Directors, and therefore not within Creative Realities’ control.

The Securities Purchase Agreement contains customary representations, warranties and agreements by Creative Realities, customary conditions to closing, indemnification obligations of Creative Realities and the Purchaser, including for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions.

Registration Rights Agreement

On February 3, 2022 (the “Agreement Date”), in connection with the Private Placement, Creative Realities entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchaser, pursuant to which Creative Realities agreed to register for resale the Shares, as well as the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and the Common Stock Warrants (the “Warrant Shares”). Under the Registration Rights Agreement, Creative Realities has agreed to file a registration statement covering the resale by the Purchaser of the Shares and Warrant Shares (together, the “Registrable Securities”) no later than February 4, 2022. Creative Realities has agreed to use commercially reasonable efforts to cause such registration statement to become effective and to keep such registration statement effective until the date the Shares and Warrant Shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction (the “Effectiveness Period”). Creative Realities has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities. Creative Realities filed a registration statement covering the resale by the Purchaser of the Registrable Securities on February 4, 2022.

In the event (i) the registration statement is not filed within the time period specified above, (ii) Creative Realities fails to file with the Securities and Exchange Commission (the “SEC”) a request for acceleration of the registration statement in accordance with Rule 461within five trading days of the date that Creative Realities is notified by the SEC that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff, (iii) Creative Realities fails to file a pre-effective amendment and otherwise respond in writing to comments made by the SEC in respect of the registration statement within ten days after the receipt of comments by or notice from the SEC that such amendment is required in order for the registration statement to be declared effective, (iv) the registration statement has not been declared effective (A) by March 31, 2022 (or, in the event of a “full review” by the SEC, the 60th day after the Agreement Date) or (B) within five trading days following the date Creative Realities is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments (provided that such notification is received by Creative Realities on or prior to February 10, 2022), or (v) after the registration statement is declared effective but prior to the end of the Effectiveness Period, the registration statement ceases for any reason to remain continuously effective as to all Registrable Securities, or the holders of Registrable Securities are otherwise not permitted to utilize the prospectus in the registration statement to resell such Registrable Securities, for more than ten consecutive days or more than an aggregate of 15 days during any 12-month period, then Creative Realities has agreed to make pro rata payments to each holder as liquidated damages in an amount equal to 2.0% of the aggregate amount invested by each such holder in the Registrable Securities then held by the holder per 30-day period or pro rata for any portion thereof for each such month during which such event continues. To the extent a filing prior to the applicable deadline of an amendment to the registration statement under clause (iii) above would require that Creative Realities file updated audited financial statements by amendment to the registration statement pursuant to the Securities Act in advance of the applicable filing deadline for such audited financial statements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the applicable filing deadline with respect thereto will instead be five trading days after the applicable Exchange Act deadline. In lieu of a cash payment, the holder may elect, in its discretion, to receive the liquidated damages in the form of newly issued shares of Common Stock (valued at $1.41 per share), or in Common Warrants to purchase the shares of Common Stock (having an aggregate exercise price equal to the amount liquated damages otherwise payable in case; provided that Creative Realities shall not be required to issue any shares of Common Stock or Common Warrants in violation of the listing rules of the Nasdaq Stock Market LLC. If Creative Realities fails to pay any required liquidated damages in full within seven days after the date payable, Creative Realities will be required to pay interest thereon to the holder at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) until paid in full.

Creative Realities has granted the Purchaser customary indemnification rights in connection with the registration statement. The Purchaser has also granted Creative Realities customary indemnification rights in connection with the registration statement. Subject to certain exceptions, Creative Realities has also agreed not to file any other registration statements until 90 days after all Registrable Securities are registered pursuant to a registration statement that is declared effective by the SEC.

Anticipated Debt Financing

Creative Realities anticipates raising $10,000,000 in gross proceeds, or $9,950,000 in net proceeds, from entry into a new, 36-month senior secured term loan with the Senior Lender. The term loan is expected to have an interest rate of 8.0%, with 50.0% warrant coverage and a warrant strike price of $2.00 per share.

In addition to the new senior secured term loan, Creative Realities also anticipates combining its pre-existing $4.767 million senior secured term loan and $2.418 million secured convertible loan into a single, 36-month secured amortizing loan in the amount of approximately $7.185 million. The secured amortizing loan is expected to have an interest rate of 10.0%, with 75.0% warrant coverage and a warrant exercise price of $2.00 per share.

Creative Realities expects that the remaining terms of the Anticipated Debt Financing would include terms customary for transactions of a similar nature. Although Creative Realities currently expects that the Anticipated Debt Financing will be consummated upon the foregoing terms, there is no guarantee that such financing will close upon such terms, or at all.

Amendment to the Merger Agreement

On February 8, 2022, the parties executed an Amendment to the Merger Agreement, which is attached to this Supplement as Annex A. The following description of the terms and conditions of the Amendment to the Merger Agreement and the exhibits thereto in this Supplement is a summary only and may not contain all of the information that is important to you. To fully understand terms of the Amendment to the Merger Agreement and its exhibits, and their effects on the Merger, you should carefully read the entire copy of the Amendment to the Merger Agreement and its exhibits.

The parties currently expect that the Anticipated Debt Financing will be consummated on February 15, 2022, the date of the reconvening of the Creative Realities Meeting and of the Reflect Meeting, and that the Merger will be consummated on such date. Accordingly, the parties agreed as part of the Amendment to the Merger Agreement to extend the date on which Reflect or Creative Realities can terminate the Merger Agreement from January 31, 2022 to February 17, 2022.

The Amendment to the Merger Agreement provides that in lieu of Creative Realities funding $2.5 million into an escrow account to secure the indemnification obligations of the Reflect Stockholders, that such amount, and the promise to pay such amount in such escrow account, will be evidenced by Creative Realities’ and Reflect’s issuance of a $2.5 million Note and Security Agreement (the “Secured Promissory Note”) at the closing of the Merger to the Stockholders’ Representative, for the benefit of all of the Reflect Stockholders. As a result, the Cash Consideration payable at the closing of the Merger is being reduced from $18,666,667 to $16,166,667.

The Secured Promissory Note is attached as Exhibit G to the Amendment to the Merger Agreement. The Secured Promissory Note accrues interest at 0.58% (the applicable federal rate) and requires Creative Realities and Reflect to pay equal monthly principal installments of $104,166.67 on the fifteenth (15th) day of each month, commencing on March 15, 2022 Any remaining or unpaid principal shall be due and payable on February 15, 2023. All payments under the Secured Promissory Note will be paid to the Escrow Agent to be placed into the escrow account to secure the Reflect Stockholders’ indemnification obligations until released on the one-year anniversary of the closing of the Merger, at which time any remaining proceeds not subject to a pending indemnification claim will be paid to the Exchange Agent for payment to the Reflect Stockholders. The obligations of Creative Realities and Reflect set forth in the Secured Promissory Note is secured by a first-lien security interest in various contracts of Reflect, together with all accounts arising under such contracts, supporting obligations related to the accounts arising under such contracts, all related books and records, and products and proceeds of the foregoing. Senior Lender will release its security interest in such collateral, and the recourse for any breach of the Secured Promissory Note by Creative Realities or Reflect will be against such collateral. Creative Realities has the right to offset amounts payable under the Secured Promissory Note upon a final, non-appealable decision of a court that entitles Creative Realities or its affiliates to any damages for indemnification under the Merger Agreement, or the Stockholders’ Representative’s agreement in writing to such damages. The parties also agreed to a revised form of Escrow Agreement attached as Exhibit E to the Amendment to the Merger Agreement to reflect the funding of the indemnification escrow account through payments made pursuant to the Secured Promissory Note.

The Amendment to the Merger Agreement also specifies that the Stockholders’ Representative has the power to give any and all consents and notices under the Escrow Agreement and Secured Promissory Note, including with respect to payments under such agreements, that Stockholders’ Representative is permitted to act as collateral agent for the Reflect Stockholders under the Secured Promissory Note, to exercise any and all rights related to the Secured Promissory Note, and to enter into any and all agreements deemed necessary, appropriate or advisable by the Stockholders’ Representative in connection therewith, in each case in the sole and absolute discretion of the Stockholders’ Representative.

The Amendment to the Merger Agreement states that Creative Realities will reimburse Reflect up to $20,000 of Transaction Expenses associated with or relating to adjourning and reconvening the Reflect Meeting, the drafting, negotiation and execution of Amendment to the Merger Agreement and the Secured Promissory Note, and other amendments to transaction documents related to the Merger, dealings and negotiations with the Senior Lender, additional Reflect Board calls, meetings and consents, additional SEC filings, and additional communications with Reflect Stockholders and associated work with Reflect officers and advisors.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In dollars except share amounts)

On November 12, 2021, Creative Realities, Inc. (“Creative Realities”, the “Company”, or “Parent”), announced the execution of an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Creative Realities will acquire Reflect Systems, Inc. (“Reflect”) by the merger of its wholly owned subsidiary, CRI Acquisition Corporation, into Reflect, with Reflect surviving such merger and becoming a wholly owned subsidiary of the Company.  The acquisition of Reflect is expected to close on or about February 15, 2022 and is referred to as the “Transaction.”

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Transaction and has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and for the twelve months ended December 31, 2020 give effect to the acquisition of Reflect as if it had occurred on January 1, 2020 and combine the historical statements of operations for both Creative Realities and Reflect for the respective periods presented.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 gives effect to the acquisition of Reflect as if it had occurred on September 30, 2021 and includes adjustments that give effect to factually supportable events that are directly attributable to the Transaction.

The notes to the unaudited pro forma condensed combined financial information describe the pro forma amounts and adjustments presented. The unaudited pro forma condensed combined financial information are primarily based on and should be read in conjunction with the Company’s historical consolidated financial statements and accompanying notes included in the Company’s periodic reports previously filed with the Securities and Exchange Commission and any related amendments, along with the historical financial statements and accompanying notes for Reflect included in reports previously filed with the Securities and Exchange Commission.

The unaudited combined pro forma financial information does not include the realization of any cost savings from operating efficiencies, synergies, dis-synergies or other restructuring activities which might result from the Transaction, and therefore, such charges are not reflected in the unaudited condensed combined pro forma financial information.

The pro forma adjustments reflecting the completion of the Transaction are based upon the acquisition method of accounting, under ASC 805 “Business Combinations,” in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and upon the assumptions set forth in the Notes included in this section, with Creative Realities, Inc. deemed to be the acquirer for financial accounting purposes.  The pro forma adjustments related to the allocation of purchase price within the unaudited pro forma condensed combined balance sheet are preliminary and subject to change and are based on the estimated fair value of the identifiable assets acquired and liabilities assumed with the excess purchase price allocated to goodwill.  The final purchase price allocation will be completed no later than one year after the date of completion of the Transaction.

CREATIVE REALITIES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

As of September 30, 2021

(In thousands)

	CRI	RSI	Transaction Accounting Adjustments	Notes	Pro Forma as Adjusted
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,772	$3,886	$(3,886)	(e)	$4,782
			2,610	(a)
			(600)	(l)
Accounts receivable, net	2,591	2,351			4,942
Unbilled receivables	180	-	18	(c)	198
Accrued revenue	-	18	(18)	(c)	-
Work-in-process and inventories	1,952	174	-		2,126
Prepaid expenses and other current assets	1,517	105	-		1,622
TOTAL CURRENT ASSETS	9,012	6,534	(1,876)		13,670

Property and equipment, net	1,155	314	-		1,469
Capitalized software development costs	-	2,792	(2,792)	(d)	-
Operating right of use assets	712	-	951	(f)	1,663
Intangibles, net	3,372	-	21,000	(d)	24,372
Goodwill	7,525	-	9,933	(g)	17,458
Deferred income tax asset, net	-	3,172	(3,172)	(j)	-
Other assets	5	36	667	(k)	708
TOTAL ASSETS	$21,781	$12,848	$24,711		$59,340

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term related party convertible loans payable, net	$1,209	$-	$(1,209)	(a)	$-
Accounts payable	1,554	645	-		2,199
Accrued expenses	1,694	323	445	(f)	2,462
Contract liabilities	-	2,563	(2,563)	(c)	-
Deferred rent and tenant allowance, current portion	-	110	(110)	(f)	-
Note payable, current portion	-	500	(500)	(e)	2,500
			2,500	(n)
Deferred revenue	770	-	2,563	(c)	3,333
Customer deposits	368	-	-		368
Other current liabilities	283	-	-		283
TOTAL CURRENT LIABILITIES	5,878	4,141	1,126		11,145

LONG-TERM LIABILITIES:
Long-term related party loans payable, net	4,595	-	7,316	(a)	7,316
			(4,595)	(a)
Long-term related party convertible loans payable, net	1,042	-	3,250	(a)	4,292
Deferred rent and tenant allowance, net of current portion	-	147	(147)	(f)	-
Note payable, net of current portion	-	708	(708)	(e)	-
Accrued Expenses - noncurrent	29	-	-		29
Long-term obligations under operating leases	472	-	506	(f)	978
Contingent liability	-	-	6,067	(i)	6,067
TOTAL LIABILITIES	12,016	4,996	12,815		29,827

TEMPORARY STOCKHOLDERS’ EQUITY:
Series A preferred stock, $0.001 par value; 3,000,000 shares authorized, issued and outstanding; $4,600,200 liquidation preference	-	2,303	(2,303)	(h)	-
Series B preferred stock, $0.001 par value; 2,472,443 shares authorized, issued and outstanding; $4,089,421 liquidation preference	-	2,047	(2,047)	(h)	-
Series C preferred stock, $0.001 par value; 10,400,000 shares authorized, issued and outstanding; $6,709,703 liquidation preference	-	3,359	(3,359)	(h)	-
Series C-1 preferred stock, $0.001 par value; 8,000,000 shares authorized, issued and outstanding; $12,000,000 liquidation preference	-	6,008	(6,008)	(h)	-
Series D preferred stock, $0.001 par value; 4,000,000 shares authorized, issued and outstanding; $4,000,000 liquidation preference	-	2,004	(2,004)	(h)	-

TOTAL TEMPORARY STOCKHOLDERS’ EQUITY	-	15,721	(15,721)		-

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock, $.01 par value	119	6	(6)	(h)	157
			13	(a)
			25	(b)

Additional paid-in capital	60,178	1,567	(1,567)	(h)	75,300
			10,147	(a)
			4,975	(b)
Accumulated deficit	(50,532)	(9,442)	9,442	(h)	(45,944)
			2,634	(a)
			2,554	(a)
			(600)	(l)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	9,765	(7,869)	27,617		29,513
TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)	$21,781	$12,848	$24,711		$59,340

See notes to unaudited pro forma consolidated financial information

CREATIVE REALITIES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2020

(In thousands, except per share data)

	CRI	RSI	Transaction Accounting Adjustments	Notes	Pro Forma as Adjusted
Revenues
Sales - Hardware	$8,991	$1,963	$-		$10,954
Sales - Services and Other	8,466	10,062	-		18,528
Total Sales	17,457	12,025	-		29,482

Cost of Sales

Cost of Sales - Hardware	6,251	1,799	-		8,050
Cost of Sales - Services and Other	3,085	2,841	(472)	(c)	5,454
Total Cost of Sales	9,336	4,640	(472)		13,504
Gross profit	8,121	7,385	472		15,978

Operating Expenses:
Sales and marketing expenses	1,676	-	2,215	(c)	3,891
Research and development expenses	1,083	-	1,192	(c)	2,275
General and administrative expenses	9,293	-	3,460	(c)	13,253
			500	(m)
Salaries and wages	-	5,825	(5,825)	(c)	-
Contract labor and other employee expenses	-	240	(240)	(c)	-
Selling expenses	-	550	(550)	(c)	-
Rent Expense	-	331	(331)	(c)	-
Depreciation and amortization expense	1,474	155	1,080	(c)	4,629
			(1,080)	(d)
			3,000	(d)
Lease termination expense	18	-	-		18
(Gain)/Loss Disposal of Assets	13	-	-		13
Goodwill impairment	10,646	-	-		10,646
Other operating expenses	-	530	(530)	(c)	-
Total operating expenses	24,203	7,631	2,891		34,725
Operating loss	(16,082)	(246)	(2,419)		(18,747)

Other income (expenses):
Interest expense, net	(1,023)	(96)	3	(c)	(3,375)
			96	(e)
			1,023	(a)
			(1,519)	(a)
			(1,859)	(a)
Interest Income	-	3	(3)	(c)	-
(Gain)/Loss on FV of debt	(93)	-	-		(93)
Gain on settlement of obligations	209	-	1,062	(c)	1,271
Forgiveness on PPP Loan	-	1,062	(1,062)	(c)	-
Exchange gain loss	(13)	-	-		(13)
Other income (expense), net	(920)	969	(2,259)		(2,210)
Net income (loss) before income taxes	(17,002)	723	(4,678)		(20,957)
Benefit/(provision) from income taxes	158	136	-		294

Net (loss) / income	$(16,844)	$859	$(4,678)		$(20,663)

Basic loss per common share	$(1.65)				$(1.47)
Diluted loss per common share	$(1.65)				$(1.47)

Weighted average shares outstanding - basic	10,195		3,816	(b)	14,011
Weighted average shares outstanding - diluted	10,195		3,816	(b)	14,011

See notes to unaudited pro forma consolidated financial information

CREATIVE REALITIES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Nine Months Ended September 30, 2021

(In thousands, except per share data)

	CRI	RSI	Transaction Accounting Adjustments	Notes	Pro Forma as Adjusted
Revenues
Sales - Hardware	$6,327	$1,108	$-		$7,435
Sales - Services and Other	6,707	7,284	-		13,991
Total Sales	13,034	8,392	-		21,426

Cost of Sales
Cost of Revenues
Cost of Sales - Hardware	4,372	806	-		5,178
Cost of Sales - Services and Other	2,206	2,057	(405)	(c)	3,858
Total Cost of Sales	6,578	2,863	(405)		9,036
Gross profit	6,456	5,529	405		12,390

Operating Expenses:
Sales and marketing expenses	834	-	1,654	(c)	2,488
Research and development expenses	455	-	852	(c)	1,307
General and administrative expenses	5,623	-	2,668	(c)	8,666
			375	(m)
Bad debt expense/(recovery), net	(463)	-			(463)
Salaries and wages	-	4,109	(4,109)	(c)	-
Contract labor and other employee expenses	-	224	(224)	(c)	-
Selling expenses	-	446	(446)	(c)	-
Rent expense	-	266	(266)	(c)	-
Depreciation and amortization expense	1,035	111	827	(c)	3,396
			(827)	(d)
			2,250	(d)
Other operating expenses	-	558	(558)	(c)	-
Total operating expenses	7,484	5,714	2,196		15,394
Operating loss	(1,028)	(185)	(1,791)		(3,004)

Other income (expenses):
Interest expense, net	(617)	(57)	57	(e)	(2,533)
			617	(a)
			(1,139)	(a)
			(1,394)	(a)
(Gain)/Loss on FV of debt	166	-	-		166
Gain on settlement of obligations	3,449	998	(998)	(e)	3,449
Other	5	-	-		5
Exchange gain loss	(12)	-	-		(12)
Other income (expense), net	2,991	(941)	(2,857)		1,075
Net income (loss) before income taxes	1,963	756	(4,648)		(1,929)
Benefit/(provision) from income taxes	(9)	69	-		60
			-
Net (loss) / income	$1,954	$825	$(4,648)		$(1,869)

Basic loss per common share	$0.17				$(0.12)
Diluted loss per common share	$0.17				$(0.12)

Weighted average shares outstanding - basic	11,692		3,945	(b)	15,637
Weighted average shares outstanding - diluted	11,692		3,945	(b)	15,637

See notes to unaudited pro forma consolidated financial information

CREATIVE REALITIES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

NOTE 1 – BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed combined financial information is presented on a basis consistent with Creative Realities’ historical consolidated financial statements and is comprised of the following:

●	The unaudited pro forma condensed combined balance sheet combines Creative Realities’ unaudited consolidated balance sheet and Reflect’s unaudited balance sheet as of September 30, 2021.

●	The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 combines Creative Realities’ audited consolidated statement of operations with Reflect’s audited statement of operations for the year ended December 31, 2020.

●	The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 combines Creative Realities’ unaudited consolidated statement of operations with Reflect’s unaudited statement of operations for the nine month period ended September 30, 2021.

The unaudited pro forma condensed combined financial information is presented for informational purposes only, does not reflect future events that may occur after the Transaction, nor any estimates of operating efficiencies or inefficiencies that may result from the Transaction. The unaudited pro forma combined statements of operations do not claim to represent our actual results of operations that would have occurred if the Transaction had taken place on the dates specified, nor are they indicative of the results of operations that may be achieved in the future.

NOTE 2 – PURCHASE PRICE ALLOCATION

The purchase price summary and purchase price allocations are preliminary, subject to change and based on Reflect’s assets and liabilities as of September 30, 2021. Final purchase price and purchase price allocations will be based on the fair value of identifiable assets acquired and liabilities assumed in accordance with U.S. GAAP on the closing date of the Transaction. Creative Realities expects to finalize the valuation and complete the purchase price summary and purchase price allocations as soon as practical, but no later than one year from the acquisition date.

Estimated Purchase Price Summary

For purposes of the pro forma financial information, the following table presents the components of the purchase price consideration (amounts in thousands), assuming an estimated working capital settlement and cash of zero:

Cash consideration for Reflect Stock	$16,167
Cash consideration for Retention Bonus Plan	1,333
Consideration in the form of Creative Realities common stock issued to Reflect stockholders	4,667
Consideration in the form of Creative Realities common stock issued to the Retention Bonus Plan	333
Indemnity Escrow Note Payable	2,500
Excess Additional Contingent Merger Consideration based on key customer annualized recurring revenue targets, at estimated fair value	933
Base Additional Contingent Merger Consideration, at estimated fair value	5,134
Total consideration / purchase price	$31,067

The working capital settlement adjusts the base purchase price based on the excess or shortfall of current assets less current liabilities of the Reflect on the acquisition date versus the working capital target date of zero dollars ($0). The cash settlement adjusts the base purchase price upward by an amount equal to any unrestricted cash, and downward by the amount of any deficit, of unrestricted cash of Reflect on the acquisition date. Settlement is due one hundred twenty (120) days after the closing date of the Transaction.

Estimated Purchase Price Allocation

The following represents the preliminary allocation of the purchase price to the acquired net tangible and intangible assets acquired and liabilities assumed of Reflect and is for illustrative purposes only.

Accounts receivable	$2,369
Inventory	174
Prepaid expenses and other current assets	105
Property and equipment	314
Operating right of use assets	951
Intangible assets:
Customer relationships	5,000
Technology	12,000
Trade name	4,000
Goodwill	9,933
Retention Plan Assets – Cash in Rabbi Trust	667
Other long-term assets	36
Accounts payable	(645)
Accrued expenses	(768)
Deferred revenues (e.g., Contract liabilities)	(2,563)
Long-term obligations under operating leases	(506)
Total purchase price	$31,067

Goodwill represents the excess of the purchase price over the fair value of tangible and intangible assets. Specifically identifiable definite-lived intangible assets include trade name, customer relationships and technology platform. The Company will engage a third-party valuation specialist to determine the final opening balance sheet fair value to be recorded related to these assets, which were preliminarily valued based on the Company’s historical internal valuation methodologies. The Company has estimated the useful lives to be five, ten, and five years for the customer relationship, technology, and trade name assets, respectively. No indefinite-lived intangible assets were identified.

The Merger Agreement stipulates payment of $4,667 and $333 to be paid in Creative Realities common stock at an issuance price of $2.00 per share to the Reflect stockholders and the Retention Bonus Plan participants, respectively, at the Closing Date. Pursuant to the Retention Bonus Plan, Creative Realities will issue additional shares having an aggregate value of $333 will be issued on the one-year and two-year anniversaries of the Closing, subject to the terms and conditions of the Retention Bonus Plan. Section 1.12 of the Merger Agreement outlines the potential Additional Contingent Merger Consideration due from Creative Realities associated with Creative Realities’ share price performance following closing of the Transaction. Specifically, Creative Realities may be required to pay between zero ($0) and $16,800 in incremental cash consideration to the Reflect stockholders should certain conditions be met and/or fail to be met.

The Merger Agreement stipulates several scenarios under which Creative Realities would owe zero ($0) Additional Contingent Merger Consideration to Reflect stockholders, including certain scenarios under which the Customer’s annualized recurring revenue run rate does achieve the desired target. As a result, the contingent liability associated with the Additional Contingent Merger Consideration is complex and is identified as Level 3 within the fair value hierarchy. For purposes of the preliminary opening balance sheet included within these unaudited pro forma combined financial information and footnotes, we have recorded the liability at fifty percent (50%) of its potential aggregate liability. Creative Realities will engage a third-party valuation specialist to determine the final opening balance sheet fair value to be recorded related to the Additional Contingent Merger Consideration and potential liabilities.

NOTE 3 – PRO FORMA ADJUSTMENTS

The following pro forma adjustments are reflected in the accompanying unaudited pro forma condensed combined financial information:

(a)	The principal sources and uses of cash associated with the Transaction are anticipated as follows (in thousands of US Dollars):

Increase (decrease) in Cash
Cash raised through debt/warrant financing net of transaction fees	$9,950
Cash raised through common stock/warrant private placement offering, net of transaction fees	10,160
Cash Merger Consideration paid for Reflect stock	(16,167)
Cash consideration to fund Retention Bonus Plan:
● Paid at closing	(666)
● Held in rabbi trust	(667)
Pro forma adjustment	$2,610

The Transaction is anticipated to be funded via a combination of senior secured debt, the sale of Creative Realities common stock and warrants in a private placement equity offering.

Private Placement Equity Offering

On February 3, 2022, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which the Company agreed to issue and sell in a private placement priced at-the-market under Nasdaq rules, (i) 1,315,000 shares of the Company’s common stock, and accompanying warrants to purchase an aggregate of 1,315,000 shares of common stock, and (ii) pre-funded warrants to purchase up to an aggregate of 5,851,505 shares of common stock (the “Pre-Funded Warrants”) and accompanying warrants to purchase an aggregate of 5,851,505 shares of common stock (collectively, the “Private Placement”). The accompanying warrants to purchase common stock are referred to herein collectively as the “Common Stock Warrants.” Under the Securities Purchase Agreement, each share of common stock and accompanying warrants to purchase common stock were sold together at a combined price of $1.535, and each Pre-Funded Warrant and accompanying warrants to purchase common stock were sold together at a combined price of $1.5349, for gross proceeds of approximately $11,000, before deducting placement agent fees and estimated offering expenses payable by the Company. The Private Placement closed on February 3, 2022. The Company intends to use the net proceeds totaling $10,160 from the Private Placement to fund, in part, payment of the closing cash consideration for the Transaction.

Each Pre-Funded Warrant has an exercise price of $0.0001 per share, is exercisable immediately and will be exercisable until the Pre-Funded Warrant is exercised in full. The Common Stock Warrants expire five years from the date of issuance, have an exercise price of $1.41 per share and are exercisable immediately.

Under the terms of the Pre-Funded Warrants and the Common Stock Warrants, the Company may not effect the exercise of any such warrant, and a holder will not be entitled to exercise any portion of any such warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates) would exceed 4.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such warrant, which percentage may be increased or decreased at the holder’s election upon 61 days’ notice to the Company subject to the terms of such warrants, provided that such percentage may in no event exceed 9.99%.

Cash and cash equivalents within unaudited pro forma combined balance sheet as of September 30, 20221 includes net proceeds of $10,160 from the Private Placement, with incremental offering costs of $840 reflected as a reduction to additional paid-in-capital and $13 recorded as common stock, representing $0.01 per share issued, as of the same date. The warrants issued in the transaction were valued utilizing the Black-Scholes methodology and were deemed to be equity warrants for financial statement purposes.

Anticipated Senior Secured Debt Financing

Separately, Creative Realities anticipates raising $10,000 in gross proceeds, or $9,950 net of transaction fees from entry into a new, thirty-six month senior secured term loan with its current creditor.. The term loan is expected to have an interest rate of 8.0% with 50.0% warrant coverage and a warrant strike price of $2.00 per share. The $9,950 has been included within the unaudited pro forma combined balance sheet as an increase to cash and cash equivalents, with a corresponding increase to long-term related party notes payable.

In addition to the new senior secured debt financing, Creative Realities also anticipates combining its pre-existing $4,767 senior secured term loan and $2,418 secured convertible loan into a single, thirty-six month secured amortizing loan in the amount of $7,185. The secured amortizing loan is expected to have an interest rate of 10.0% with 75.0% warrant coverage and a warrant exercise price of $2.00 per share.

The Company performed a Black-Scholes calculation to estimate the fair value of the warrants anticipated to be issued to the Company’s current creditor utilizing the following assumptions: (i) warrant life of five (5) years, (ii) risk-free rate of one point two nine percent (1.6%), and (iii) $2.00 per share exercise price. The value of the warrants were recorded as a debt discount, representing a reduction to each tranche of debt in the pro forma condensed combined balance sheet as of September 30, 2021, which was allocated between short-term and long-term based on the pro-rata portion of debt in each tranche. In aggregate the Company recorded a debt discount and an increase to additional paid in capital of $5,577 for the estimated fair value of the warrants to be issued in the lending transaction in the unaudited pro forma balance sheet as of September 30, 2021. The combined statement of income for the nine and twelve months ended September 30, 2021 and December 30, 2020, respectively, included incremental interest expense of $1,394 and $1,859 as a result of the straight-line amortization of these debt issuance costs over the anticipated life of the loans.

The unaudited pro forma combined statement of income for the nine and twelve months ended September 30, 2021 and December 30, 2020, respectively, also included interest expense of $1,139 and $1,519 as a result of the stated interest rates on the $10,000 and $7,185, respectively, of related party debt anticipated to be issued.

(b)	Creative Realities anticipates the issuance of $4,667 and $333 of consideration to Reflect stockholders and Retention Bonus Plan participants, respectively, in the form of shares of Creative Realities common stock. The Merger Agreement sets the issuance price for Creative Realities common stock at $2.00 per share. The pro forma balance sheet and the pro forma calculations of weighted average shares outstanding (basic and diluted) were calculated under the assumption utilizing $2.00 per share, resulting in an incremental $25 and $4,975 in common stock and additional paid in capital in the pro forma consolidated balance sheet as of September 30, 2021.

(c)	Reclassifications to Reflect’s historical audited and unaudited consolidated financial statements to conform to the financial statement classification and presentation used by Creative Realities to prepare its consolidated financial statements.

(d)	To derecognize the $2.792 million previously recorded by Reflect for separately identified intangible assets (capitalized software development costs). As a result of the derecognition of these assets, Creative Realities adjusted the unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2020 and the nine months ended September 30, 2021 for $1,080 and $827, respectively, the amortization expense previously recorded. While fair value assessments have not yet been completed on these assets, for purposes of preparing the unaudited pro forma condensed combined financial information, the fair value of Reflect’s separately identifiable intangible assets has been estimated based on Creative Realities’ historical experience and knowledge of the Transaction. As such, pro forma adjustments were recorded to the amortization expense included in the historic Reflect financial statements. Separately identifiable intangible assets principally represent definite-lived assets, including trade name, customer relationships and technology platform. The fair value of Creative Realities’ separately identifiable intangible assets will ultimately be estimated with the assistance of Creative Realities’ third-party valuation specialist. Valuations of the acquired intangible assets are expected to be finalized no later than one year from the date of acquisition. Any value assigned to these assets will represent a reclassification to or from the goodwill asset recorded in Creative Realities’ preliminary purchase price allocation as outlined in the table in Note 2. Any reclassification recorded could result in further adjustments to the pro forma condensed combined financial information, including but not limited to adjustments to amortization expense, deferred tax liabilities and income tax expense.

(e)	Pro forma adjustments for non-acquired assets and liabilities. To derecognize the $3,886 of cash and $1,208 of notes payable recorded by Reflect from the pro forma condensed combined balance sheet as of September 30, 2021 as the Transaction will be consummated on a cash-free, debt-free basis. Incremental interest expense of $96 and $57 has been eliminated from the unaudited pro forma condensed combined statements of operations for the twelve months ended December 31, 2020 and the nine months ended September 30, 2021.

(f)	To reflect the adoption of ASC 842, “Leases”, this adjustment derecognizes the current and long-term portion of the deferred rent of $110 and $147, respectively, from the Reflect balance sheet as of September 30, 2021 and recorded an operating right of use asset of $951 associated with Reflect’s remaining office lease in Richardson, Texas. An adjustment was also included to recognize the associated operating lease liabilities of $445 and $506 in accrued expenses and long-term obligations under operating leases in the pro forma condensed combined balance sheet as of September 30, 2021.

(g)	To recognize goodwill for the excess of the purchase price over the fair value of tangible and intangible assets.

(h)	To eliminate Reflect’s historical stockholders’ equity.

(i)

To recognize a liability in the unaudited pro forma condensed combined balance sheet as of September 30, 2021 for the estimated fair value of the contingent consideration payment. The Merger Agreement contemplates Additional Contingent Merger Consideration of up to $16,800 to be paid by Creative Realities to Reflect stockholders in the event that (1) certain conditions are satisfied by Reflect’s customer(s), (2) the Reflect stockholders continue to hold Creative Realities common stock originally issued as consideration in the Transaction, and either (3a) Company’s common stock does not achieve either certain volume and price levels during the three (3) or three and one half (3.5) years following the Closing Date, or (3b) the ten day volume weighted average price (VWAP) of the Company’s share price is not above $6.40 or $7.20, as applicable, as of the measurement period to be either three (3) or three and one half (3.5) years following the Closing Date, as further outlined in Note 1 and Section 1.12 of the Merger Agreement.

ASC 805 requires recognition of the fair value of this contingent consideration transferred in exchange for an acquired business. For purposes of the preliminary opening balance sheet included within these unaudited pro forma condensed combined financial information, Creative Realities has estimated the liability at fifty percent (50%) of its potential aggregate liability. Creative Realities will engage a third-party valuation specialist to determine the final opening balance sheet fair value to be recorded related to the contingent consideration, with any adjustments in the estimated liability to be recorded as an adjustment to goodwill upon completion. Adjustments to the fair value of the contingent consideration following the establishment of the opening balance sheet will be recorded through the consolidated statement of operations.

(j)	To record a valuation allowance of $3,172, representing 100% of the deferred tax assets related to net operating losses. The Reflect historical financial statements did not record a valuation allowance on net operating losses; however, as the unaudited pro forma condensed combined balance sheet as of September 30, 2021 indicates an accumulated deficit, an adjustment to reserve against these deferred tax assets and by reducing income tax benefit in the pro forma condensed combined statements of operations.

(k)	To recognize the cash portion of the Retention Bonus Plan assets placed in escrow at close. The portion of the Retention Bonus Plan assets not disbursed at the time of close have been included in the unaudited pro forma condensed combined balance sheet as of September 30, 2021 in the amount of $667. The liability related to post-combination services will be charged through the combined company statement of operations for the unvested portion of share issuance at time of close.

(l)	To expense estimated third party transaction costs associated with executing the Transaction.

(m)	To recognize retention expense related to the vesting of service awards under the Retention Bonus Plan post close in an amount of $375 and $500 for the nine and twelve months ended September 30, 2021 and December 30, 2020, respectively.

(n)	To recognize retention a liability of $2,500 in the form of a Note Payable to escrow for indemnity claims. The parties agreed to fund the escrow via a note to be paid over the course of the first year following the merger, comprising of 12 equal monthly installments of $104, with a balloon payment of $1,250 on the anniversary date of the Transaction.

DILUTION

Creative Realities’ net tangible book value as of September 30, 2021 was $(1,133,243), or $(0.09) per share, based on 11,919,460 shares of Creative Realities common stock outstanding as of that date. After giving effect to (i) the issuance of 2,666,667 shares of Creative Realities common stock at the issuance price of $2.00 per share in conjunction with the Merger and Retention Bonus Plan, (ii) the issuance of 1,315,000 common stock issued in the Private Placement on February 3, 2022 and the receipt of $11,000,000 of gross proceeds in the Private Placement, but excluding any of the Common Stock Warrants or Pre-Funded Warrants issued in the Private Placement, (iii) anticipated gross proceeds of $10,000,000 via the Anticipated Debt Financing, (iv) the transaction expenses incurred as a result of the financing and acquisition activities, and (v) the utilization of $17,500,000 of cash to close the acquisition of Reflect, Creative Realities’ as adjusted net tangible book value as of September 30, 2021 would have been $876,717, or $0.06 per share.

This represents an immediate increase in net tangible book value of $0.15 per share to existing Creative Realities shareholders and immediate dilution of $1.94 per share to Reflect stockholders and Retention Bonus Plan participants receiving shares of Creative Realities common stock in the Merger and the Retention Bonus Plan, as illustrated by the following table:

Estimated issuance price per share		$2.00
Net tangible book value per share as of September 30, 2021	$(0.09)
Increase in net tangible book value per share attributable to Reflect stockholders, Anticipated Debt Financing, and Private Placement	$0.15
As adjusted net tangible book value per share after giving effect to the Merger, adoption of Retention Bonus Plan, Anticipated Debt Financing, and Private Placement		$0.06
Dilution per share to Reflect stockholders and Retention Bonus Plan participants		$1.94

The table above assumes for illustrative purposes that an aggregate of (i) 2,666,667 shares of our common stock are issued at a price of $2.00 per share, the issuance price in conjunction with the Merger Agreement, as aggregate consideration of $5,333,334, and (ii) the initial issuance price of shares pursuant to the Retention Bonus Plan, as aggregate payments of $5,333,334. Shares of Creative Realities common stock issuable under the Retention Bonus Plan on the Closing having an aggregate value of $333,334 will be valued at $2.00 per share and the share of Creative Realities common stock issuable under the Retention Bonus Plan on the one-year and two-year anniversaries of the Closing having an aggregate value of $333,334 will be valued based on dividing the value of shares issuable on such date divided by the trailing 10-day volume weighed average price (VWAP) of the shares as of such date, which may be more or less than $2.00 per share. As a result, the number of shares issuable may be more or less than the number of shares issuable at $2.00 per share indicated above. A $0.50 increase or decrease in the price at which the shares are issued from the assumed issuance prices per share, would increase or decrease, respectively, our as adjusted net tangible book value per share by less than $0.50 per share, and the dilution per share to Reflect stockholders in the merger by approximately $0.50 per share, after deducting estimated commissions and estimated offering expenses payable by us. The as adjusted information provided above is illustrative only.

The estimated number of shares of Creative Realities common stock to be outstanding immediately after the Merger is based on 11,919,460 shares outstanding as of September 30, 2021 without regard for shares underlying option awards issued to Creative Realities’ management, and excludes:

●	1,813,809 shares of Creative Realities common stock issuable upon the exercise of stock options outstanding at September 30, 2021 with a weighted average exercise price of approximately $3.48 per share;

●	800,000 shares of Creative Realities common stock issuable upon the exercise of stock options with an exercise price of $2.53 per share awarded to Creative Realities’ management as of June 1, 2020, the exercise of which is contingent upon satisfaction of certain performance metrics between now and December 31, 2022;

●	4,162,962 shares of Creative Realities common stock issuable upon the exercise of outstanding or issuable warrants at September 30, 2021 with a weighted average exercise price of approximately $4.50 per share;

●	5,194,495 shares of common stock issuable upon the exercise of warrants to be issued as part of the Anticipated Debt Financing in February 2022, with a weighted average exercise price of approximately $2.00 per share;

●	7,166,505 shares of common stock issuable upon the exercise of outstanding warrants issued in the Private Placement on February 3, 2022, with a weighted average exercise price of approximately $1.41 per share; and

●	5,851,505 shares of common stock issuable upon the exercise of outstanding pre-funded warrants issued in the Private Placement on February 3, 2022, with a weighted average exercise price of approximately $1.535 per share, of which $1.5349 was pre-funded during the Private Placement.

As of February 8, 2022, the total number of Creative Realities outstanding shares of Common Stock was 13,323,519 shares.

To the extent that additional shares are issued pursuant to the foregoing, Reflect stockholders will experience further dilution. In addition, Creative Realities may offer other securities in offerings due to market conditions or strategic considerations. To the extent it issues such securities, investors and Reflect stockholders may experience further dilution.

 BENEFICIAL OWNERSHIP OF SECURITIES OF CREATIVE REALITIES

The following table sets forth the number of Creative Realities Shares, and percentage of outstanding Creative Realities Shares, beneficially owned as of February 8, 2022, by:

●        each person known by Creative Realities to be the beneficial owner of more than five percent of Creative Realities outstanding common stock;

●        each current director;

●        each executive officer of Creative Realities and other persons identified as a named executive in this joint proxy statement/prospectus; and

●        all current executive officers and directors as a group.

Unless otherwise indicated, the address of each of the following persons is 13100 Magisterial Drive, Suite 100, Louisville, KY 40223, and each such person has sole voting and investment power with respect to the shares set forth opposite his, her or its name.

The expected beneficial ownership of Creative Realities Shares pre-Merger is based on 13,323,519 Creative Realities Shares issued and outstanding as of February 8, 2022 as a result of the consummation of the Private Placement, and does not take into account, (i) any Creative Realties Shares issued to Reflect stockholders in connection with the Merger, (ii) any Creative Realties Shares issued to Reflect employees in connection with the Retention Bonus Plan, or (iii) any Creative Realities Shares or warrants issued in the Anticipated Debt Financing. The expected beneficial ownership post-Merger: (i) assumes the issuance of an aggregate of 2,333,334 Creative Realities Shares, based on an issuance price equal to $2.00 per share to Reflect stockholders in the Merger, (ii) assumes the issuance of an aggregate of 333,334 Creative Realities Shares, based on an assumed issuance price equal to $2.00 per share to Reflect employees as part of the Retention Bonus Plan, (iii) assumes the issuance of warrants to purchase 5,194,495 Creative Realities Shares to Slipstream Communications, LLC (“Slipstream”) as part of the Anticipated Debt Financing, (iv) includes the issuance of pre-funded warrants to purchase up to an aggregate of 5,851,505 shares of Common Stock and accompanying warrants to purchase an aggregate of 5,851,505 shares of Common Stock as a result of the Private Placement; and (v) excludes any other Creative Realities Shares or Convertible Securities (other than the warrants set forth in paragraph (iii) issued in any financing prior to, or in connection with, the Merger (which if issued, would result in additional Creative Realities Shares being outstanding).

Information concerning the stock ownership of Reflect’ officers, directors and 5% stockholders is set forth under “Beneficial Ownership of Securities of Reflect.”

Name and Address	Common Shares Beneficially Owned Pre-Merger(1)	Percentage of Common Shares Pre-Merger(1)	Common Shares Beneficially Owned Post-Merger (estimate)	Percentage of Common Shares Post-Merger (estimate)
Armistice Capital Master Fund Ltd. (2)	1,315,000	9.87%	1,315,000	8.22%
Slipstream Funding, LLC(3) c/o Pegasus Capital Advisors, L.P. 750 E Main St., Suite 600 Stamford, CT 06902	952,365	7.15%	952,365	5.96%
Slipstream Communications, LLC(4) c/o Pegasus Capital Advisors, L.P. 750 E Main St., Suite 600 Stamford, CT 06902	8,963,974	49.77%	14,158,469	66.83%
Stephen Nesbit(5)	73,981	*	73,981	*
Donald A. Harris(6)	220,023	1.65%	220,023	1.38%
Dennis McGill(7)	89,296	*	89,296	*
David Bell(8)	73,981	*	73,981	*
Richard Mills(9)	1,076,904	7.89%	1,076,904	6.73%
Will Logan(10)	247,318	1.83%	247,318	1.55
All current executive officers and directors as a group(11)	1,781,503	11.79%	1,781,503	11.14%
____________

*        less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or investment power with respect to securities. Shares of common stock issuable upon exercise of options or warrants that are currently exercisable or exercisable within 60 days of February 8, 2022, and shares of common stock issuable upon conversion of other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Under applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of outstanding shares of Creative Realities. In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise of options or warrants or similar rights within the next 60 days, that same number of shares is added to the denominator in the calculation described above. Because the calculation of each person’s beneficial ownership set forth in the “Percentage of Common Shares” column of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such column may exceed 100%.

(2)	Armistice Capital Master Fund Ltd., a Cayman Islands exempted company, or the Master Fund, holds (i) 1,315,000 shares of common stock, (ii) Pre-Funded Warrants to purchase 5,851,505 shares of Creative Realities common stock, and (iii) Common Warrants to purchase up to 7,166,505 shares of Creative Realities common stock. The Pre-Funded Warrants and Common Warrants are each subject to certain beneficial ownership limitations that prohibit the Master Fund from exercising any portion of either of them if, following the exercise, the Master Fund’s ownership of Creative Realities common stock would exceed the relevant warrant’s ownership limitations. The shares held by the Master Fund may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC, or Armistice Capital, as the investment manager of the Master Fund, and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice Capital and Mr. Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein.
(3)	Investment and voting power over shares held by Slipstream Funding, LLC is held by Slipstream Communications, LLC, its sole member, and may deemed to be directly or indirectly controlled by Craig Cogut, Chairman and Chief Executive Officer of Pegasus Capital Advisors, LLC. See table footnote 3 for further information regarding Slipstream Communications, LLC.
(4)	Investment and voting power over shares held by Slipstream Communications, LLC may be deemed to be directly or indirectly controlled by Craig Cogut, Chairman and Chief Executive Officer of Pegasus Capital Advisors, LLC. Slipstream Communications, LLC (“Slipstream Communications”) is the sole member of Slipstream Funding, LLC (“Slipstream Funding”). BCOM Holdings, LP (“BCOM Holdings”) is the managing member of Slipstream Communications. BCOM GP LLC (“BCOM GP”) is the general partner of BCOM Holdings. Business Services Holdings, LLC (“Business Services Holdings”) is the sole member of BCOM GP. PP IV BSH, LLC (“PP IV BSH”), Pegasus Investors IV, L.P. (“Pegasus Investors”) and Pegasus Partners IV (AIV), L.P. (“Pegasus Partners (AIV)”) are the members of Business Services Holdings. Pegasus Partners IV, L.P. (“Pegasus Partners”) is the sole member of PP IV BSH. Pegasus Investors IV, L.P. (“Pegasus Investors”) is the general partner of each of Pegasus Partners (AIV) and Pegasus Partners and Pegasus Investors IV GP, L.L.C. (“Pegasus Investors GP”) is the general partner of Pegasus Investors. Pegasus Investors GP is wholly owned by Pegasus Capital, LLC (“Pegasus Capital”). Pegasus Capital may be deemed to be directly or indirectly controlled by Craig Cogut. The share figure includes the 952,365 shares of common stock issued to and held by Slipstream Funding, LLC. Share figure also includes 4,687,521 common shares purchasable upon exercise of outstanding warrants issued to and held by Slipstream Communications, LLC. Share figure excludes shares that may, at the election of Creative Realities, be issued by Creative Realities to Slipstream Communications or its designees in lieu of making cash payments under the Amended and Restated Loan and Security Agreement dated March 7, 2021 by and among Creative Realities, its subsidiaries and Slipstream Communications, which terms are expected to be removed as part of the Anticipated Debt Financing. Post-Merger share figure assumes the issuance of warrants to purchase 5,194,495 Creative Realities Shares in connection with the Anticipated Debt Financing anticipated to occur in advance of the Closing.
(5)	Mr. Nesbit is a director of Creative Realities. Share figure includes 20,000 shares purchasable upon the exercise of outstanding options.
(6)	Mr. Harris is a director of Creative Realities. Share figure includes (i) 9,130 shares purchasable upon the exercise of outstanding warrants, (ii) 8,524 shares issued to Five Star Partnership Ltd., of which Mr. Harris is a principal and has voting and investment power over such shares, and (iii) 20,000 shares purchasable upon the exercise of outstanding options.
(7)	Mr. McGill is a director of Creative Realities and Chairman of the Board. Share figure includes (i) 41,667 shares purchasable upon the exercise of outstanding options.
(8)	Mr. Bell is a director of Creative Realities. Share figure includes 20,000 shares purchasable upon the exercise of outstanding options.
(9)	Mr. Mills is a director of Creative Realities and Chief Executive Officer. Share figure includes 87,976 shares issued to RFK Communications, LLC, of which Mr. Mills is a principal and has voting and investment power over such shares. Share figure includes 320,000 shares purchasable upon the exercise of outstanding options.
(10)	Mr. Logan is the Chief Financial Officer of Creative Realities. Share figure includes 191,667 shares purchasable upon the exercise of outstanding options.
(11)	Includes Messrs. McGill, Mills, Bell, Harris, Nesbit and Logan.

UPDATED CREATIVE REALITIES PROPOSAL:
THE SHARE ISSUANCE PROPOSAL

In light of the consummation of the Private Placement and the projected terms of the Anticipated Debt Financing, Creative Realities is updating the disclosures with respect to the Share Issuance Proposal as follows:

Overview

At the Creative Realities Meeting, Creative Realities will ask its shareholders to vote upon and approve, for purposes of complying with applicable Nasdaq listing rules, the issuance of securities that exceed 20% of Creative Realities’ issued and outstanding shares of common stock, as well as the issuance of securities whose potential issuance will result in a change of control of Creative Realities.

Nasdaq Listing Rule 5635(a) requires stockholder approval where, among other things, the issuance of securities in a transaction exceeds 20% of the number of shares of common stock or the voting power outstanding before the transaction.

Nasdaq Listing Rule 5635(b) requires stockholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

Prior to the Private Placement, Creative Realities had 12,005,129 Creative Realities Shares outstanding, and as a result of the Private Placement, Creative Realties had 13,323,519 Creative Realities Shares outstanding as of February 8, 2022. Nasdaq may integrate the securities issued and issuable in the Private Placement (including the shares issuable upon the exercise of the Common Stock Warrants and Pre-Funded Warrants) with the following issuances of Creative Realities Shares in connection with the Merger for purposes of determining whether Nasdaq Listing Rules 5635(a) and 5635(b) require stockholder approval: (i) the issuance to stockholders of Reflect as Merger Consideration pursuant to the Merger Agreement, and (ii) issuable to the Senior Lender in the Anticipated Debt Financing, including Creative Realities shares issuable upon the exercise of any warrants that may be issued in such financing.

Since the issuance of securities mentioned above will exceed 20% of Creative Realities’ currently outstanding shares of common stock, Creative Realities is required to obtain approval of its shareholders under Nasdaq Listing Rule 5635(a), and since such issuance would result in a change of control, Creative Realities is required to obtain approval of its shareholders under Nasdaq Listing Rule 5635(b).

As noted above in the description of the Private Placement, Creative Realities may not effect the exercise of any Common Stock Warrant or Pre-Funded Warrant, and a holder will not be entitled to exercise any portion of any such warrant, for a number of warrant shares in excess of that number of warrant shares which, upon giving effect to such exercise, would cause (i) the aggregate number of shares of Common Stock beneficially owned by the holder (together with its affiliates) to exceed 19.99% of the total number of issued and outstanding shares of Common Stock following such exercise, or (ii) the combined voting power of the securities of Creative Realities beneficially owned by the holder (together with its affiliates) to exceed 19.99% of the combined voting power of all of the securities of Creative Realities then outstanding following such exercise (the “Ownership Limitation”), in either case as such percentage ownership is determined in accordance with the terms of such warrant, unless Creative Realities shareholder approval is obtained to exceed more than such 19.99% of the total number of issued and outstanding shares of Common Stock following such exercise in accordance with the rules of The Nasdaq Stock Market. The approval of the Share Issuance Proposal would permit the holders of the Pre-Funded Warrants and Common Stock Warrants to acquire shares of securities of Creative Realities in excess of the Ownership Limitation.

Vote Required

The approval of the Share Issuance Proposal requires the affirmative vote of a majority of the votes cast in person or by proxy and entitled to vote thereon at the Creative Realities Meeting vote “FOR,” assuming that a quorum is present. Broker “non-votes” and abstentions will have no effect with respect to the approval of this proposal.

Recommendation of the Board

THE CREATIVE REALITIES BOARD UNANIMOUSLY RECOMMENDS THAT CREATIVE REALITIES SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SHARE ISSUANCE PROPOSAL.

Annex A

AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This Amendment to Agreement and Plan of Merger (this “Amendment”) is entered into as of February 8, 2022, by and among Reflect Systems, Inc., a Delaware corporation (the “Company”), Creative Realities, Inc., a Minnesota corporation (“Parent”), CRI Acquisition Corporation, a Delaware corporation (“Merger Sub”), and RSI Exit Corporation, a Texas corporation (“Stockholders’ Representative”).

RECITALS

A. On November 12, 2021, the parties entered into that certain Agreement and Plan of Merger (the “Agreement”).

B. The parties desire to amend the Agreement pursuant to Section 11.5 of the Agreement, upon the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements specified in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Definitions; Additional Terms. Capitalized terms used in this Amendment and not otherwise defined shall have the respective meanings ascribed to such terms in the Agreement. The following definitions set forth in the Agreement are hereby amended to read, in their entirety, as follows:

“Closing Date Merger Consideration” means an amount equal to the Merger Consideration minus the Closing Date Escrow Amounts, minus the Secured Promissory Note and minus the Guaranteed Consideration.”

“Closing Date Escrow Amounts” means the Expenses Escrow Amount and the NWC Escrow Amount.”

“Escrow Amounts” means the Expenses Escrow Amount, the NWC Escrow Amount and, after Closing and as deposited with the Escrow Agent by Parent pursuant to Section 1.6(b)(ii), the Indemnity Escrow Amount.”

“Escrow Fund” means the Escrow Amounts deposited with the escrow agent, as such sum may be increased or decreased as provided in the Escrow Agreement and this Agreement, including payments by Parent under the Secured Promissory Note and any interest or other amounts earned on the Secured Promissory Note or Escrow Fund.”

“Indemnity Escrow Amount” means an amount in cash equal to $2,500,000, which amount is withheld ratably from the Stockholders at the Closing, and the amount thereof is evidenced by the Secured Promissory Note. The amounts paid under the Secured Promissory Note to the Escrow Agent as the Indemnity Escrow Amount shall be held by the Escrow Agent until release of the Indemnity Escrow Amount pursuant to the terms of the Escrow Agreement.”

The following term is hereby added to the Agreement as a new definition:

“Secured Promissory Note” means the Note and Security Agreement in the original principal amount of $2,500,000 issuable by Parent and the Company at Closing to Seller Representative, as nominee for, and for the benefit of, the Stockholders, substantially in the form of the Secured Promissory Note attached hereto as Exhibit G.”

2. Extension of Outside Date. The definition of the “Outside Date” is hereby amended to read from January 31, 2022 to February 17, 2022. The reference to January 31, 2022 set forth in Section 1.14(a) of the Agreement is hereby amended to refer to the Outside Date.

Annex A-1

3. Payment at the Effective Time. Section 1.6(b)(ii) of the Agreement is hereby amended to read, in its entirety, as follows:

“At the Closing, Parent shall pay (i) an amount equal to the NWC Escrow Amount to an account designated by the Escrow Agent and (ii) an amount equal to the Expenses Escrow Amount to a different account designated by the Escrow Agent. The Escrow Amounts shall be held and distributed by the Escrow Agent pursuant to the Escrow Agreement. All parties hereto agree for all Tax purposes that: (i) Parent shall be treated as the owner of the Indemnity Escrow Amount and the NWC Escrow Amount, and all interest and earnings earned from the investment and reinvestment of the Indemnity Escrow Amount and the NWC Escrow Amount, or any portion thereof, shall be allocable to Parent pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation Section 1.468B-8, (ii) if and to the extent any amount of the Indemnity Escrow Amount of the NWC Escrow Amount is actually distributed to the Stockholders, interest may be imputed on such amount, as required by Section 483 or 1274 of the Code, (iii) the Stockholders’ right to the Indemnity Escrow Amount and NWC Escrow Amount and all interest and earnings earned thereon under this Agreement shall be treated as installment obligations for purposes of Section 453 of the Code, and (iv) in no event shall the aggregate payments with respect to the Indemnity Escrow Amount and NWC Escrow Amount under the Escrow Agreement to the Stockholders exceed $2,750,000. Clause (iv) of the preceding sentence is intended to ensure that the right of the Stockholders to the Indemnity Escrow Amount and NWC Escrow Amount and any interest and earnings earned thereon is not treated as a contingent payment without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder. No party hereto shall take any action or filing position inconsistent with the foregoing.”

4. Merger Consideration. Section 1.9 of the Agreement is hereby amended to read, in its entirety, as follows:

“Subject to the adjustments set forth in this Section 1, including, but not limited to, the Merger Consideration Adjustment, the aggregate consideration for the Shares (the “Merger Consideration”) shall be an amount equal to:

(a) an aggregate amount in cash equal to $16,166,667 Dollars (the “Cash Consideration”); plus

(b) an aggregate amount of $2,500,000 evidenced by the Secured Promissory Note (the “Note Consideration”); plus

(c) 2,333,334 shares of Parent common stock (the “Stock Consideration”) (based on $4,666,667 of consideration divided by the Issuance Price); plus

(d) the aggregate Guaranteed Consideration, if any, payable pursuant to Section 1.12; minus

(e) the amount (if any) by which the Reference Working Capital exceeds the Estimated Working Capital; plus

(f) the amount (if any) by which the Estimated Working Capital exceeds the Reference Working Capital; plus

(g) the Estimated Cash; minus

(h) the Estimated Indebtedness; minus

(i) the Estimated Transaction Expenses.

At Closing, the Closing Date Escrow Amounts will be transmitted to the Escrow Agent to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement, and the Closing Date Escrow Amounts shall reduce the Cash Consideration payable at the Closing.”

5. Deliveries at Closing. Section 1.14(b)(i) is hereby amended to delete “and” after Section 1.14(b)(i)(11), to replace the periods after Section 1.14(b)(i)(12) and Section 1.14(b)(i)(13) with semi-colons, and to add the following at the end of Section 1.14(b)(i): “and (14) the Secured Promissory Note, duly executed by the Company and Stockholders’ Representative.”

Section 1.14(b)(ii) is hereby amended to delete “and” after Section 1.14(b)(ii)(d), to replace the period after Section 1.14(b)(ii)(e), with the following at the end of Section 1.14(b)(ii)(e): “and (f) the Secured Promissory Note, duly executed by Parent.”

Annex A-2

6. Note Offset Rights.

Section 9.4(a) is deleted in its entirety and replaced as follows:

“Stockholders shall not be liable for Losses for any Warranty Breach unless the aggregate amount of all Losses with respect to all Warranty Breaches exceeds $200,000, and then only to the extent of such excess (the “Deductible”); provided, that the Deductible shall not apply to any Warranty Breaches of any Fundamental Representation. Stockholders’ aggregate indemnification obligations pursuant to this Article IX shall not exceed at any time the sum of (i) all amounts outstanding under the Secured Promissory Note, plus (ii) all amounts remaining in the Escrow Fund, which shall be the Parent Indemnified Parties’ sole and exclusive source for indemnification pursuant to this Article IX; provided that notwithstanding the foregoing, Warranty Breaches of the Fundamental Representations shall be capped at the Merger Consideration. For the avoidance of doubt, Parent Indemnified Parties must first seek recourse to the Escrow Fund and offset of the Secured Promissory Note to the extent permitted thereby, for any recovery related to claims under this Article IX.”

Section 9.11 is hereby added to the Agreement as follows:

“Parent shall have the right to offset amounts payable under the Secured Promissory Note upon the terms set forth in the Secured Promissory Note.”

7. Exhibits. Exhibit E to the Agreement, the “Escrow Agreement,” is hereby amended to refer to Exhibit E attached hereto. Exhibit G attached hereto is hereby added as Exhibit G to the Agreement.

8. Succession and Assignment; No Third-Party Beneficiary. Section 11.4 is deleted in its entirety and replaced as follows:

“Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. No party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided that Parent and Merger Sub may (i) assign this Agreement (in whole but not in part) to one or more Affiliates of Parent, and (ii) assign their rights under this Agreement as collateral security to any lender to Parent or Affiliate of Parent; and, provided, further, that no such assignment shall relieve Parent or Merger Sub of their respective obligations under this Agreement. Except as expressly set forth in Article IX with respect to Indemnified Persons who are not parties to this Agreement, this Agreement is for the sole benefit of the parties and their respective successors and permitted assignees and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and such successors and assignees, any legal or equitable rights hereunder.”

9. Power and Authorization. The first sentence of Section 2.4 is hereby amended to read, in its entirety, as follows: “The Company has all requisite power and authority to execute and deliver this Agreement and, to the extent it is a party thereto, each other agreement, document, instrument or certificate contemplated by this Agreement, or to otherwise be executed by it, or any of them, in connection with the consummation of the Contemplated Transactions (including the Letter of Transmittal, Secured Promissory Note and the Escrow Agreement) (the “Transaction Agreements”), and to consummate the Contemplated Transactions.”

10. Stockholder Representative Authority. Section 11.2(b)(vi) is hereby amended to read, in its entirety, as follows: “(vi) give any and all consents and notices under this Agreement any of the Transaction Agreements (including with respect to payments under the Escrow Agreement and Secured Promissory Note), perform all actions, exercise all powers, receive service of process with respect to any Action under this Agreement, the Transaction Agreements and any other agreement or instrument in connection with the Contemplated Transactions,”. Section 11.2(b) is hereby amended to delete “and” after Section 11.2(b)(vi), to replace the period after 11.2(b)(vii) with the following at the end of Section 11.2(b)(vii): “and (viii) act as the agent for the Stockholders under the Secured Promissory Note, to hold and take any and all actions with respect to the Collateral (as defined in the Secured Promissory Note) and to exercise, or refrain from exercising, all remedies thereunder as permitted by the Secured Promissory Note and applicable Law, and to enter into any and all agreements deemed necessary, appropriate or advisable by the Stockholders’ Representative in connection therewith, in each case in the sole and absolute discretion of the Stockholders’ Representative.”

Annex A-3

11. Reimbursement of Expenses. Parent will reimburse the Company up to $20,000 of legal Transaction Expenses associated with or relating to adjourning and reconvening the Company Stockholders’ Meeting, the drafting, negotiation and execution of this Amendment and the Secured Promissory Note, and other amendments to the Transaction Agreements, dealings and negotiations with Parent’s lenders, additional Company Board calls, meetings and consents, additional SEC filings, and additional communications with Stockholders and associated work with Company officers and advisors.

12. Representations and Warranties. Each of the parties represents and warrants that (a) it has all requisite power and authority to execute and deliver this Amendment, (b) the execution and delivery by such party of this Amendment has been duly and properly authorized, and (c) this Amendment constitutes the legal, valid and binding obligations of such party, Enforceable against such party in accordance with its terms, except as limited by the Enforceability Exceptions.

13. No Other Modification. Except as expressly set forth herein, the Agreement shall remain in full force and effect and shall not be modified except as set forth in this Amendment.

14. Governing Law. This Amendment, the rights of the parties and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule of the State of Delaware or of any other jurisdiction that would cause the application of the laws of any other jurisdiction other than Delaware.

15. Counterparts; Execution. This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Amendment will become effective when duly executed by each party hereto. Facsimile or other electronically scanned and transmitted signatures, including by email attachment, shall be deemed originals and shall constitute valid execution and acceptance of this Agreement by the signing/transmitting party.

Signature Page follows

Annex A-4

IN WITNESS WHEREOF, each of the undersigned has executed and delivered this Amendment to Agreement and Plan of Merger as of the date first set forth above.

COMPANY:

Reflect Systems, Inc.

By:	/s/ Lee Summers
Name:	Lee Summers
Title:	Chief Executive Officer

Signature Page—

Amendment to Agreement and Plan of Merger

Annex A-5

PARENT:

Creative Realities, Inc.

By:	/s/ Rick Mills
Name:	Rick Mills
Title:	Chief Executive Officer

MERGER SUB:

CRI Acquisition Corporation

By:	/s/ Rick Mills
Name:	Rick Mills
Title:	Chief Executive Officer

Signature Page—

Amendment to Agreement and Plan of Merger

Annex A-6

STOCKHOLDERS’ REPRESENTATIVE:

RSI Exit Corporation

By:	/s/ William Warren
Name:	William Warren
Title:	President

Signature Page—

Amendment to Agreement and Plan of Merger

Annex A-7

Exhibit E

Form of Escrow Agreement

Annex A-8

ESCROW AGREEMENT

This ESCROW AGREEMENT (this “Agreement”) is made and entered into as of February ___, 2022, by and among RSI Exit Corporation, a Texas corporation (“Stockholders’ Representative”), Creative Realities, Inc., a Minnesota corporation (“Parent”, and together with Stockholders’ Representative, sometimes referred to individually as “Party” or collectively as the “Parties”), and Computershare Trust Company, N.A. (the “Escrow Agent”). Capitalized terms used but not defined in this Agreement shall have the meanings set forth in the Merger Agreement (as defined below).

WHEREAS, the Parties, CRI Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Reflect Systems, Inc., a Delaware corporation (the “Company”), are parties to that certain Agreement and Plan of Merger, dated as of November 12, 2021 (as amended, the “Merger Agreement”), pursuant to which, among other things, on the date hereof, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with, and subject to, the terms and conditions of the Merger Agreement, the Certificate of Merger and the DGCL (the “Merger”), and upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent. Capitalized terms used in this Agreement shall have the meanings set forth in the Merger Agreement unless otherwise defined herein.

WHEREAS, the Parties have agreed to deposit in escrow certain funds and wish such deposit to be subject to the terms and conditions set forth herein.

WHEREAS, the Parties acknowledge that the Escrow Agent is not a party to, is not bound by, and has no duties or obligations under, the Merger Agreement, that all references in this Agreement to the Merger Agreement are for convenience, and that the Escrow Agent shall have no implied duties beyond the express duties set forth in this Agreement.

WHEREAS, pursuant to Section 11.2 of the Merger Agreement, each of the Stockholders have irrevocably constituted and appointed the Stockholders’ Representative as such Stockholders’ attorney-in-fact and agent to act in such Stockholder’s name, place and stead in connection with all matters arising from and under this Agreement, and all actions taken by the Stockholders’ Representative under this Agreement will be binding upon each Stockholder as if expressly authorized, ratified and confirmed in writing by each of them.

NOW THEREFORE, in consideration of the promises and agreements of the Parties and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties and the Escrow Agent agree as follows:

1. Appointment. The Parties hereby appoint the Escrow Agent as their escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.

2. Fund. On the Closing Date, the Parent agrees to deposit with the Escrow Agent: (a) the sum of $250,000 (the “Expenses Escrow Amount”) in immediately available funds, and (b) the sum of $250,000 (the “NWC Escrow Amount”) in immediately available funds. In addition, Parent shall deposit with the Escrow Agent from time to timethe sum of up to $2,500,000 (the “Indemnity Escrow Amount” and together with the Expenses Escrow Amount and the NWC Escrow Amount, the “Escrow Deposits”) in immediately available funds in installments prior to the Escrow Termination Date (as defined below), payable upon those terms and subject to those conditions set forth in the Secured Promissory Note. The Escrow Agent shall hold the Escrow Deposits and, subject to the terms and conditions hereof, shall invest and reinvest each of the Escrow Deposits and the applicable proceeds thereof (the “Expenses Escrow Fund”, the “NWC Escrow Fund” and the “Indemnity Escrow Fund”, respectively, and collectively, the “Funds”) as directed in Section 3. Parent shall provide advanced notice to the Escrow Agent and Stockholders’ Representative prior to making a deposit into the Indemnity Escrow Fund. Subject to Parent providing such notice to the Escrow Agent, the Escrow Agent shall notify the Stockholders’ Representative of the amount of each desposit made into the Indemnity Escrow Fund within two (2) Business Days of such deposit.

Annex A-9

3. Investment of Fund. (a) The Escrow Agent offers the custody of funds placed, at the direction of the Parties, in bank account deposits. The Escrow Agent will not provide any investment advice in connection with this service. During the term of this Agreement, the Funds shall be held in three (3) separate accounts – one bank account for the Funds related to the Expenses Escrow Amount, a second bank account for the Funds related to the NWC Escrow Amount and a third bank account for the Funds related to the Indemnity Escrow Amount – each of which shall be deposited in one or more interest-bearing accounts to be maintained by the Escrow Agent in the name of the Escrow Agent at one or more of the banks listed in Schedule 3 to this Agreement, each of which shall be a commercial bank with capital exceeding $500,000,000 (each such bank an “Approved Bank”). The deposit of each of the Escrow Deposits in any of the Approved Banks shall be deemed to be at the direction of the Parties. At any time and from time to time, the Parties may direct Escrow Agent by written notice (i) to deposit all or any of the Escrow Deposits with a specific Approved Bank, (ii) not to deposit any new amounts in any Approved Bank specified in the notice and/or (iii) to withdraw all or any of the Escrow Deposits that may then be deposited with any Approved Bank specified in the notice. With respect to any withdrawal notice, the Escrow Agent will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and the Parties acknowledge and agree that such specified amount remains at the sole risk of the Parties prior to and after such withdrawal, absent the gross negligence, bad faith or wiful misconduct of the Escrow Agent as set forth in Section 5(b). Such withdrawn amounts shall be deposited with any other Approved Bank or any Approved Bank specified by the Parties in the notice.

(b) The Escrow Agent shall pay interest on each of the Funds at a rate equal to the then current Federal Funds target minus fifty (50) basis points. Such interest shall accrue to the Fund within three (3) Business Days of each month end. Escrow Agent shall be entitled to retain for its own benefit, as partial compensation or benefit for its services hereunder, including reduced bank charges, any amount of interest earned on the Escrow Deposit that is not payable pursuant to this Section 3(b) or herein.

(c) The Funds in custody by the Escrow Agent pursuant to this Agreement are at the sole risk of the Parties and, without limiting the generality of the foregoing, the Escrow Agent shall have no responsibility or liability for any diminution of any of the Escrow Deposits which may result from any deposits made pursuant to this Agreement, including any losses resulting from a default by an Approved Bank or any other credit losses (whether or not resulting from such default) or other losses on any deposit required to be liquidated in order to make a payment required hereunder, in each case except for the gross negligence, bad faith or wiful misconduct of the Escrow Agent as set forth in Section 5(b).  The Parties acknowledge and agree that the Escrow Agent is acting prudently and at their direction when depositing each of the Escrow Deposits at any Approved Bank, and the Escrow Agent is not required to make any further inquiries in respect of any Approved Bank.

4. Disposition and Termination. (a) Amounts in the Expenses Escrow Fund shall be released to the Stockholders’ Representative in accordance with the terms and conditions of the Merger Agreement at such times and to such persons or entities as are designated from time to time by the Stockholders’ Representative in writing to the Escrow Agent.

(b) Within three (3) Business Days after the final determination of the Merger Consideration Adjustment in accordance with the Merger Agreement, the Parent and the Stockholders’ Representative shall submit a joint written instruction to the Escrow Agent with respect to the NWC Escrow Fund, and the Escrow Agent shall promptly, but in any event within three (3) Business Days after the joint written instruction is received by the Escrow Agent, disburse the NWC Escrow Fund in accordance with such joint written instruction.

(c) As soon as practicable (but no later than three (3) Business Days) after the date that twelve (12) months following the date of this Agreement (the “Escrow Termination Date”), the Escrow Agent shall release to the Stockholders’ Representative all remaining amounts of the Indemnity Escrow Fund less any Reserved Portion (as defined herein) as provided in a joint written instruction to the Escrow Agent from the Parties. Any Reserved Portion shall continue to be held in escrow under this Agreement by the Escrow Agent until the claims contained in any Claim Notice(s) described in Section 4(d) below become resolved, even if such claims have not been finally resolved prior to the Escrow Termination Date. After the Escrow Termination Date, the Escrow Agent shall only release all or any amount of the Reserved Portion to Parent or Stockholders’ Represenative from the Indemnity Escrow Fund pursuant to a written instruction delivered in accordance with Section 4(h) hereof.

Annex A-10

(d) Notwithstanding anything in this Agreement to the contrary, if on or before the Escrow Termination Date, the Escrow Agent has received from the Parent a notice (a “Claim Notice”) specifying in reasonable detail the nature and basis for a claim for indemnification or deman for payment pursuant to the Merger Agreement and the amount of the claim, or if such amount is unknown, Parent’s good faith reasonable estimate of the amount of such claim (the “Claimed Amount”), then the Escrow Agent shall continue to keep in escrow an amount equal to the Claimed Amount set forth in such Claim Notice(s) of the Indemnity Escrow Fund (the “Reserved Portion”) until such Claimed Amount is resolved as provided herein. For the avoidance of doubt, the preceding sentence shall survive the Escrow Termination Date. In any Claim Notice, Parent shall, in reasonable detail to the extent possible, cite the nature of the claim, the section(s) of the Merger Agreement supporting its claim, and facts and circumstances supporting its claim.

(e) At the time of delivery of any Claim Notice to the Escrow Agent, a duplicate copy of such Claim Notice shall be delivered by the Parent to the Stockholders’ Representative in accordance with the notice provisions contained in the Merger Agreement.

(f) Unless the Stockholders’ Representative delivers to the Escrow Agent a notice objecting in good faith to the creation of the Reserved Portion (or any amount thereof), or the claim contained in the Claim Notice (the “Contest Notice”) within thirty (30) calendar days of the Stockholders’ Representative receiving the relevant Claim Notice pursuant to Section 4(e) hereof, the Escrow Agent shall, without further instructions, promptly liquidate that portion of the Indemnity Escrow Fund equal to the Claimed Amount as set forth in such Claim Notice and deliver such amount to the Parent. The Escrow Agent shall continue to hold in escrow any contested Claimed Amount until release is otherwise authorized pursuant to Section 4(g) hereof. If any Contest Notice includes an objection to only a portion of a Claimed Amount, the Escrow Agent shall promptly release to the Purcahse an amount from the Indemnity Escrow Fund equal to the portion of the Claimed Amount in relation to which there is no objection.

(g) In the event that the Stockholders’ Representative shall deliver a Contest Notice in accordance with Section 4(f) hereof, the Stockholders’ Representative and the Parent shall resolve such dispute in accordance with the terms of the Merger Agreement. The Escrow Agent shall make payment with respect to any Claimed Amount subject to such Contest Notice only in accordance with: (i) any joint written instructions executed by both the Stockholders’ Representative and the Parent; or (ii) a joint written notification from the Parent and the Stockholders’ Representative of a final decision, order, judgment or decree of a court of competent jurisdiction or an arbitrator, which notification shall attach a copy of such final decision, order, judgment or decree (a “Final Order”). The Escrow Agent shall be entitled to rely on any such joint written instructions or Final Order and upon receipt thereof shall promptly liquidate and distribute that portion of the remaining the Indemnity Escrow Fund as instructed in such joint written instructions or Final Order.

(h) Notwithstanding anything to the contrary in this Agreement, if the Escrow Agent receives joint written instructions from the Stockholders’ Representative and the Parent, or their respective successors or assigns, as to the disbursement of all or any part of the NWC Escrow Fund or the Indemnity Escrow Fund, the Escrow Agent shall disburse the applicable amount of the NWC Escrow Fund or the Indemnity Escrow Fund, as applicable, pursuant to such joint written instructions. The Escrow Agent shall have no obligation to follow any directions set forth in any joint written instructions unless and until the Escrow Agent is satisfied, in its sole discretion, that the persons executing said joint written instructions are authorized to do so.

(i) Notwithstanding anything to the contrary in this Agreement, if any amount to be released at any time or under any circumstances exceeds the balance in the applicable Fund, the Escrow Agent shall release the balance in the respective Fund and shall have no liability or responsibility to the Parties for any deficiency, absent the gross negligence, bad faith or wiful misconduct of the Escrow Agent as set forth in Section 5(b).

(j) Upon delivery of any and all remaining balances in the Funds by the Escrow Agent, this Agreement shall terminate, subject to the provisions of Section 8.

Annex A-11

5. Escrow Agent. (a) The Escrow Agent shall have only those duties as are specifically and expressly provided herein, which shall be deemed purely ministerial in nature, and no other duties shall be implied. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of any other agreement, instrument or document between the Parties, in connection herewith, if any, including without limitation the Merger Agreement, nor shall the Escrow Agent be required to determine if any person or entity has complied with any such agreements, nor shall any additional obligations of the Escrow Agent be inferred from the terms of such agreements, even though reference thereto may be made in this Agreement. In the event of any conflict between the terms and provisions of this Agreement, those of the Merger Agreement, any schedule or exhibit attached to this Agreement, or any other agreement among the Parties, the terms and conditions of this Agreement shall control. The Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, document, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper Party or Parties without inquiry and without requiring substantiating evidence of any kind. The Escrow Agent shall not be liable to any Party, any beneficiary or other person for refraining from acting upon any instruction setting forth, claiming, containing, objecting to, or related to the transfer or distribution of any of the Funds, or any portion thereof, unless such instruction shall have been delivered to the Escrow Agent in accordance with Section 11 below and the Escrow Agent has been able to satisfy any applicable security procedures as may be required hereunder and as set forth in Section 11. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document, notice, instruction or request. The Escrow Agent shall have no duty to solicit any payments which may be due it or the Funds, including, without limitation, the Escrow Deposits nor shall the Escrow Agent have any duty or obligation to confirm or verify the accuracy or correctness of any amounts deposited with it hereunder.

(b) The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s gross negligence, bad faith or willful misconduct was the primary cause of any loss to either Party. The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through affiliates or agents. The Escrow Agent may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with, or in reliance upon, the advice or opinion of any such counsel, accountants or other skilled persons. In the event that the Escrow Agent shall be uncertain or believe there is some ambiguity as to its duties or rights hereunder or shall receive instructions, claims or demands from any Party hereto which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be given a direction in writing by the Parties which eliminates such ambiguity or uncertainty to the satisfaction of Escrow Agent or by a final and non-appealable order or judgment of a court of competent jurisdiction. The Parties agree to pursue any redress or recourse in connection with any dispute without making the Escrow Agent a party to the same. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, incidental, punitive, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

6. Succession. (a) The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving thirty (30) days advance notice in writing of such resignation to the Parties specifying a date when such resignation shall take effect. If the Parties have failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following receipt of the notice of resignation, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon all of the Parties hereto. The Escrow Agent’s sole responsibility after such thirty (30) day notice period expires shall be to hold the Funds (without any obligation to reinvest the same) and to deliver the same to a designated substitute escrow agent, if any, or in accordance with the directions of a final order or judgment of a court of competent jurisdiction, at which time of delivery Escrow Agent’s obligations hereunder shall cease and terminate, subject to the provisions of Section 8 hereunder. In accordance with Section 8 below, the Escrow Agent shall have the right to withhold an amount equal to any amount due and owing to the Escrow Agent, plus any costs and expenses the Escrow Agent shall reasonably believe may be incurred by the Escrow Agent in connection with the termination of the Agreement.

(b) Any entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any entity to which all or substantially all the escrow business may be transferred, shall be the Escrow Agent under this Agreement without further act.

Annex A-12

7. Compensation and Reimbursement. The Parties each agree to (a) pay the Escrow Agent upon execution of this Agreement and from time to time thereafter one-half of all reasonable compensation for the services to be rendered hereunder as described in Schedule 2 attached hereto, and (b) pay or reimburse one-half of the Escrow Agent upon request for all expenses, disbursements and advances, including, without limitation reasonable attorney’s fees and expenses, incurred or made by it in connection with the entry into, performance, modification and termination of this Agreement.

8. Indemnity. (a) Subject to Section 8(c) below, Escrow Agent shall be liable for any losses, damages, claims, liabilities, penalties, judgments, settlements, actions, suits, proceedings, litigations, investigations, costs or expenses (including without limitation, the fees and expenses of outside counsel and experts and their staffs and all expenses of document location, duplication and shipment) (collectively “Losses”) only to the extent such Losses are determined by a court of competent jurisdiction to be a result of Escrow Agent’s gross negligence, bad faith or willful misconduct; provided, however, that any liability of the Escrow Agent will be limited in the aggregate to the Escrow Deposit placed with the Escrow Agent.

(b) The Parties shall jointly and severally indemnify and hold Escrow Agent harmless from and against, and Escrow Agent shall not be responsible for, any and all Losses arising out of or attributable to Escrow Agent’s duties under this Agreement or this appointment, including the reasonable costs and expenses of defending itself against any Losses or enforcing this Agreement, except to the extent of liability of the Escrow Agent described in Section 8(a) above.

(c) Without limiting the Parties’ indemnification obligations set forth in Section 8(b), neither the Parties nor the Escrow Agent shall be liable for any incidental, indirect, special or consequential damages of any nature whatsoever, including, but not limited to, loss of anticipated profits, occasioned by a breach of any provision of this Agreement even if apprised of the possibility of such damages. The foregong shall not affect the Parties’ or Stockholders’ rights and obligations set forth in the Merger Agreement.

(d) This Section 8 shall survive termination of this Agreement or the resignation, replacement or removal of the Escrow Agent for any reason.

9. Patriot Act Disclosure/Taxpayer Identification Numbers/Tax Reporting.

(a) Patriot Act Disclosure. Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”) requires the Escrow Agent to implement reasonable procedures to verify the identity of any person that opens a new account with it. Accordingly, the Parties acknowledge that Section 326 of the USA PATRIOT Act and the Escrow Agent’s identity verification procedures require the Escrow Agent to obtain information which may be used to confirm the Parties identity including without limitation name, address and organizational documents (“identifying information”). The Parties agree to provide the Escrow Agent with and consent to the Escrow Agent obtaining from third parties any such identifying information required as a condition of opening an account with or using any service provided by the Escrow Agent.

(b) Certification and Tax Reporting. The Parties have provided the Escrow Agent with their respective fully executed Internal Revenue Service (“IRS”) Form W-8, or W-9 and/or other required documentation. All interest or other income earned from the NWC Escrow Amount and the Indemnity Escrow Amount under this Agreement shall be allocated to the Parent pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation Section 1.468B-8 and reported, as and to the extent required by law, by the Escrow Agent to the IRS, or any other taxing authority, on IRS Form 1099 or 1042S (or other appropriate form) as income earned from the NWC Escrow Amount and the Indemnity Escrow Amount by the Parent whether or not said income has been distributed during such year. Solely between the Parties, (i) upon any release and distribution of any of the NWC Escrow Funds or the Indemnity Escrow Funds to the Stockholders, interest may be imputed on such released amounts, as required by Section 483 of the Internal Revenue Code of 1986, as amended (the “Code”), or Section 1274 of the Code, (ii) the Stockholders’ right to the NWC Escrow Fund and the Indemnity Escrow Fund under this Agreement shall be treated as installment obligations for purposes of Section 453 of the Code, and (iii) in no event shall the aggregate payments with respect to the NWC Escrow Fund and the Indemnity Escrow Fund under this Agreement to the Stockholders exceed $2,750,000. Clause (iii) of the preceding sentence is intended to ensure that the right of the Stockholders to the NWC Escrow Fund and the Indemnity Escrow Fund is not treated as a contingent payment without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder. No party hereto shall take any action or filing position inconsistent with the foregoing.

Annex A-13

(c) The Escrow Agent shall withhold any taxes it deems appropriate in the absence of proper tax documentation or as required by law, and shall remit such taxes to the appropriate authorities. The Parties hereby represent and warrant to the Escrow Agent that (i) there is no sale or transfer of an United States Real Property Interest as defined under IRC Section 897(c) in the underlying transaction giving rise to this Agreement; and (ii) such underlying transaction does not constitute an installment sale requiring any tax reporting or withholding of imputed interest or original issue discount to the IRS or other taxing authority.

10. Notices. All communications hereunder shall be in writing and except for communications from the Parties setting forth, claiming, containing, objecting to, or in any way related to the transfer or distribution of funds, including but not limited to funds transfer instructions (all of which shall be specifically governed by Section 11 below), shall be deemed to be duly given after it has been received and the receiving party has had a reasonable time to act upon such communication if it is sent or served: (a) by facsimile; (b) by overnight courier; or (c) by prepaid registered mail, return receipt requested;to the appropriate notice address set forth below or at such other address as any party hereto may have furnished to the other parties in writing by registered mail, return receipt requested.

If to Stockholers’
Representative:	RSI Exit Corporation
1413 Teaberry Court
Plano, TX 75093
Attention: William Warren
Facsimile No. (972) 741-0594

With a copy to:	Katten Muchin Rosenman LLC
2121 N. Pearl Street, Suite 1100
Dallas, TX 75201-2494
Attention: Joseph A. Hoffman, Esq.
Facsimile: (214) 765-3602

If to Parent:	13100 Magisterial Drive, Ste 100
Louisville, KY 40223
Attention: CFO
Facsimile No. (502) 791-8797

With a copy to:	Maslon LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Attention: Bradley A. Pederson
Facsimile: (612) 642-8341

If to the Escrow Agent:	Computershare Trust Company, N.A.
6200 S. Quebec St.
Greenwood Village, CO 80111
Attention: Rose Stroud and/or Jay Ramos
Facsimile No. (303) 262-0608
Email: corporate.trust@computershare.com and
rose.stroud@computershare.com; jay.ramos@computershare.com

With a copy to:	Computershare Trust Company, N.A.
480 Washington Boulevard
Jersey City, NJ 07310
Attention: General Counsel
Facsimile No.: (201) 680-4610

Notwithstanding the above, in the case of communications delivered to the Escrow Agent, such communications shall be deemed to have been given on the date received by an officer of the Escrow Agent or any employee of the Escrow Agent who reports directly to any such officer at the above-referenced office. In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent deems appropriate. For purposes of this Agreement, “Business Day” shall mean any day other than a Saturday, Sunday or any other day on which the Escrow Agent located at the notice address set forth above is authorized or required by law or executive order to remain closed.

Annex A-14

11. Security Procedures. (a) Notwithstanding anything to the contrary as set forth in Section 10, any instructions setting forth, claiming, containing, objecting to, or in any way related to the transfer or distribution of funds, including but not limited to any such funds transfer instructions that may otherwise be set forth in a written instruction permitted pursuant to Section 4 of this Agreement, may be given to the Escrow Agent only by confirmed facsimile or email attachment and no instruction for or related to the transfer or distribution of the applicable Fund, or any portion thereof, shall be deemed delivered and effective unless the Escrow Agent actually shall have received such instruction by facsimile or email at the number or email address provided to the Parties by the Escrow Agent in accordance with Section 10 and as further evidenced by a confirmed transmittal to that number.

(b) In the event funds transfer instructions are so received by the Escrow Agent by facsimile or email, the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule 1 hereto, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives identified in Schedule 1, the Escrow Agent is hereby authorized both to receive written instructions from and seek confirmation of such instructions by telephone call-back to any one or more of Stockholders’ Representative’s or Parent’s executive officers, (“Executive Officers”), as the case may be, which shall include the titles of President, Chief Executive Officer, Controller, General Counsel and Chief Financial Officer, as the Escrow Agent may select. Such Executive Officer shall deliver to the Escrow Agent a fully executed incumbency certificate, and the Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer. The Escrow Agent and the beneficiary’s bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by Stockholders’ Representative or Parent to identify (i) the beneficiary, (ii) the beneficiary’s bank, or (iii) an intermediary bank. The Escrow Agent may apply any of the escrowed funds for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary’s bank or an intermediary bank designated.

(c) The Parties acknowledge that the security procedures set forth in this Section 11 are commercially reasonable.

12. Compliance with Court Orders. In the event that any escrow property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the property deposited under this Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction, and in the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the parties hereto or to any other person, entity, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

Annex A-15

13. Miscellaneous. Except for funds transfer instructions as provided in Section 11, the provisions of this Agreement may be waived, altered, amended or supplemented, in whole or in part, only by a writing signed by the Escrow Agent and both of the Parties. Neither this Agreement nor any right or interest hereunder may be assigned in whole or in part by the Escrow Agent or any Party, except as provided in Section 6, without the prior consent of the Escrow Agent and each of the other Parties. This Agreement shall be governed by and construed under the laws of the State of New York. Each Party and the Escrow Agent irrevocably waives any objection on the grounds of venue, forum non-conveniens or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and consents to the jurisdiction of any court of the State of New York or United States federal court, in each case, sitting in New York County, New York. The Parties and the Escrow Agent further hereby waive any right to a trial by jury with respect to any lawsuit or judicial proceeding arising or relating to this Agreement. No party to this Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Agreement because of, acts of God, fire, war, terrorism, floods, strikes, electrical outages, equipment or transmission failure, or other causes reasonably beyond its control. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All signatures of the parties to this Agreement may be transmitted by facsimile or email PDF and such facsimile or email PDF will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such party. If any provision of this Agreement is determined to be prohibited or unenforceable by reason of any applicable law of a jurisdiction, then such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. A person or entity who is not a party to this Agreement shall have no right to enforce any term of this Agreement. The Parties represent, warrant and covenant that each document, notice, instruction or request provided by such Party to Escrow Agent shall comply with applicable laws and regulations. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby irrevocably waived by the parties hereto to the fullest extent permitted by law, to the end that this Agreement shall be enforced as written. Except as expressly provided in Section 8 above, nothing in this Agreement, whether express or implied, shall be construed to give to any person or entity other than the Escrow Agent and the Parties any legal or equitable right, remedy, interest or claim under or in respect of this Agreement or any funds escrowed hereunder.

* * * * *

Annex A-16

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the date set forth above.

STOCKHOLDERS’ REPRSENTATIVE:

RSI EXIT CORPORATION

By:
Name:	William E. Warren
Title:	President
Telephone:	(972) 741-0594

PARENT:

CREATIVE REALITIES, INC.

By:
Name:	Will Logan
Title:	Chief Financial Officer
Telephone:	(502) 791-8797

ESCROW AGENT:

COMPUTERSHARE TRUST COMPANY, N.A.

By:
Name:	Jaddiel Ramos
Title:	Corporate Trust Officer

[Signature Page to Escrow Agreement]

Annex A-17

Exhibit G

Form of Secured Promissory Note

Annex A-18

NOTE AND SECURITY AGREEMENT
(Escrow/Holdback Amounts)

$2,500,000.00	February [15], 2022

FOR VALUE RECEIVED, the receipt of which is hereby acknowledged Creative Realities, Inc., a Minnesota corporation (“CRI”), and Reflect Systems, Inc., a Delaware corporation (“RSI” and together with CRI, each a “Borrower” and collectively, the “Borrowers”), hereby, jointly and severally, promise to pay to the order of RSI Exit Corporation, a Texas corporation, in its capacity as the representative of the Stockholders (the “Stockholders’ Representative”), the principal amount of Two Million Five Hundred Thousand and No/100 Dollars ($2,500,000.00). This Note (as defined below) is being delivered pursuant to Section 3 of that certain Amendment to Agreement and Plan of Merger dated February 7, 2022, which amends the Agreement and Plan of Merger dated November 12, 2021 (as amended from time to time, the “Merger Agreement”) by and among the Borrowers, the Stockholders’ Representative and the other parties thereto. Capitalized terms used in this Note have the meanings set forth in the Merger Agreement, unless otherwise defined. The following is a statement of the rights of the Stockholders’ Representative under this Note and Security Agreement (this “Note”) and the conditions to which this Note is subject, and to which the Stockholders’ Representative, on behalf of the Stockholders, by acceptance and execution of the acknowledgment of this Note below, agrees:

1. Interest. The outstanding principal balance of this Note outstanding from time to time shall bear interest at a fixed rate equal to the Applicable Federal Rate for short term obligations for the month of February 2022 (which is determined to be 0.59%). At any time an Event of Default exists and is continuing, the interest rate applicable to this Note may be increased at the discretion of the Stockholders’ Representative to an amount that is two percent (2.00%) in excess of the amount otherwise due under the Note. Accrued and unpaid interest shall be due and payable with each payment or prepayment of principal as set forth in Section 2, below.

2. Payments and Prepayments. Borrowers shall, jointly and severally, make payment of the amounts evidenced by this Note on the fifteenth (15th) day of each month, commencing on March 15, 2022, in equal monthly principal installments of $104,166.67. Any remaining or unpaid principal and interest shall be due and payable on February [15], 2023 (the “Maturity Date”). The principal balance of this Note (together with accrued but unpaid interest on such principal amount) may be prepaid in whole at any time or in part from time to time without penalty or premium. Any and all amounts payable by Borrowers under this Note shall be made to Computershare Trust Company, N.A. (the “Escrow Agent”) for deposit into the “Indemnity Escrow Fund” (as defined in that certain Escrow Agreement of even date herewith by and between the Stockholders’ Representative, CRI and the Escrow Agent (the “Escrow Agreement”)). For the avoidance of doubt, payments of Borrowers’ obligations under this Note are not limited to the Collateral and/or the products of the Collateral.

To the extent that any Parent Indemnified Party is finally determined by a court of competent jurisdiction (i.e. all appeals exhausted) to be entitled to any Losses under Merger Agreement, or CRI and Stockholders’ Representative agree in writing as the amount of such Losses and provide joint instructions to the Escrow Agent, the amount of such Losses shall be applied as a payment of principal due hereunder in the inverse order of maturity.

3. Collateral Security. The Borrowers hereby grant the Stockholders’ Representative a first-lien security interest in the Collateral as collateral security for the Borrowers’ obligations under this Note. For this purpose, “Collateral” shall mean, collectively: (i) either Borrower’s contracts specified on Annex A (collectively, the “Contracts”), (ii) all Accounts arising under the Contracts, (ii) any Supporting Obligations related to the Accounts arising under the Contracts; (iii) all books and records pertaining to the Collateral, and (iv) the products and/or Proceeds of the foregoing, in each case whether now owned or acquired in the future.

All of the capitalized terms used in clauses (i) through (iv) above shall have the meanings ascribed to them under the UCC as in effect, from time to time, in the State of New York; provided, however, that if, by reason of mandatory provisions of law, the perfection or the effect of perfection or non-perfection of the security interest granted hereunder in any Collateral is governed by the UCC as in effect in a jurisdiction other than New York, then an affected capitalized term shall have the meaning ascribed to it under the UCC as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection or effect of perfection or non-perfection.

Annex A-19

This Note is subject to a Lien Subordination Agreement dated of even date herewith between the Slipstream Communications, LLC, an Anguillan limited liability company and senior lender to Borrowers (“Senior Lender”) and Stockholders’ Representative. Borrower hereby authorizes Stockholders’ Representative to file such financing statements, financing statement amendments and continuation statements as Stockholders’ Representative shall reasonably determine necessary or appropriate to perfect or continue the perfection of the security interest granted hereby and to reflect the assignments contemplated herein.

4. Representations and Warranties. Each Borrower is duly formed and validly existing and in good standing under the laws of the State of Delaware, with the power and authority to own its properties and conduct its business as now conducted and proposed to be conducted. Each Borrower has the full legal power, right and authority to enter into this Note and to grant to Stockholders’ Representative the security interest in the Collateral contemplated herein. This Note has been duly executed and delivered by the Borrowers and constitutes the valid and binding obligations of the Borrowers, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

5. Event of Default. Any of the following shall constitute an “Event of Default”:

(i)    A default in the payment in full of any amounts due and owing under this Note on or prior to the due date therefor as specified in Section 1 above, subject to Borrower’s ability cure such default within ten (10) days of such due date;

(ii) If, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a “Bankruptcy Law”), the Borrower shall (A) commence a voluntary case or proceeding; (B) consent to the entry of an order for relief against it in an involuntary case; (C) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; or (D) make an assignment for the benefit of its creditors;

(iii) If a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against either Borrower in an involuntary case, (B) appoints a trustee, receiver, assignee, liquidator or similar official for either Borrower or substantially all of either Borrower’s properties, or (C) orders the liquidation of either Borrower, and in each case the order or decree is not dismissed within ninety (90) days; or

(iv) If the Borrower (A) shall consent to the taking of possession by any official of all or any substantial part of the Collateral, whether or not any such proceeding is instituted, (B) shall dissolve, wind-up or liquidate itself or any substantial part of its property, or (C) shall take any action in furtherance of any of the foregoing.

Upon an Event of Default and so long as Borrowers have outstanding obligations to the Senior Lender, the Stockholders’ Representative’s sole recourse shall be against the Collateral. Stockholders’ Representative may accelerate the amounts due under this Note after an Event of Default, but may only collect such accelerated amounts from the Collateral (including any proceeds thereof). At any time an Event of Default exists and is continuing, the Stockholders Representative may require that Borrowers deposit the Collateral proceeds into a separate bank account maintained for the benefit of the Stockholders’ Representative and Borrowers agree that they shall transfer such proceeds of the Collateral within twenty (20) days of receipt thereof by the Borrowers. The Stockholders’ Representative need not provide, and the Borrowers hereby waive, any presentment, demand, protest or other notice of any kind, and the Stockholders’ Representative may immediately and without expiration of any grace period enforce any and all of its rights and remedies against the Collateral hereunder and all other remedies available to it against the Collateral under applicable law. The Borrowers shall be responsible for the Stockholders’ Representative’s costs reasonably incurred in the collection of amounts owing under this Note (as set forth in Section 7(g) below), and if any such costs are incurred, then amounts received from Borrowers under this Note shall first be applied to costs of collection, then to the principal balance under this Note.

6. Notices. All notices under this Note must be in writing and will be deemed to have been duly given after it has been received and the receiving party has had a reasonable time to act upon such communication if it is sent or served: (a) by facsimile; (b) by overnight courier; or (c) by prepaid registered mail, return receipt requested to the appropriate notice address set forth in the Merger Agreement or the Escrow Agreement or at such other address as any party hereto may have furnished to the other parties in writing by registered mail, return receipt requested.

Annex A-20

7. General Provisions.

(a) Upon receipt of evidence reasonably satisfactory to the Borrowers of the loss, theft, destruction or mutilation of this Note, the Borrowers shall execute and deliver, in lieu of this Note, a new Note executed in the same manner as this Note, in the same principal amount as the unpaid principal and interest amount of this Note.

(b) Any provision of this Note may be amended, waived or modified upon the written agreement of the Borrowers and the Stockholders’ Representative. Any waiver of any provision of this Note shall be effective only in the specific instance and for the specific purpose for which given.

(c) The rights and obligations of the Borrowers and the Stockholders’ Representative of this Note shall be binding upon and benefit their respective successors, assigns, heirs, administrators and transferees.

(d) This Note shall be governed by and construed under the laws of the State of New York, without regard to its conflicts-of-law provisions.

(e) No delay or failure on the part of the Stockholders’ Representative to collect amounts owing under this Note or to exercise any rights or remedies hereunder or under applicable law shall operate as a waiver thereof.

(f) Each Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Note.

(g) The Borrowers shall, jointly and severally, pay all out-of-pocket costs and expenses (including, without limitation, the reasonable fees, charges and disbursements of outside counsel actually incurred at standard hourly rates) incurred by the Stockholders’ Representative, its successors and permitted assigns in connection with the enforcement or protection of its rights in connection with this Note.

(h) This Note may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All signatures of the parties to this Note may be transmitted by facsimile or email PDF and such facsimile or email PDF will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such party.

[Signature Page Follows]

Annex A-21

IN WITNESS WHEREOF, each of the Borrowers has caused this Note to be executed and delivered by its duly authorized representative as of the date indicated above.

BORROWERS:	Creative Realities, Inc.

By:
	Name:	Will Logan
	Title:	Chief Financial Officer

Reflect Systems, Inc.

By:
Name:	Will Logan
Title:	Chief Financial Officer

Acknowledged and Agreed:

STOCKHOLDERS’ REPRESENTATIVE:	RSI Exit Corporation

By:
	Name:	William E. Warren
	Title:	President

Signature Page to Note and Security Agreement

Annex A-22